  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1994

                                                              REGISTRATION NO.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                GOLD KIST INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                GEORGIA                                58-0255560
    (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NO.)
    INCORPORATION OR ORGANIZATION)

                               ----------------
                      244 PERIMETER CENTER PARKWAY, N.E.
                            ATLANTA, GEORGIA 30346
                                 404-393-5000

  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ALEXANDER W. PATTERSON
                                 ALSTON & BIRD
                              ONE ATLANTIC CENTER
                          1201 WEST PEACHTREE STREET
                          ATLANTA, GEORGIA 30309-3424
                                 404-881-7688
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                               ----------------
                                  COPIES TO:
          PETER J. GIBBONS                           JACK L. LAWING
       VICE PRESIDENT--FINANCE                          SECRETARY
           GOLD KIST INC.                           AGVESTMENTS, INC.
        POST OFFICE BOX 2210                      POST OFFICE BOX 2210
       ATLANTA, GEORGIA 30301                    ATLANTA, GEORGIA 30301

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable on or after the effective date of this Registration Statement.

                               ----------------

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [X]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

     TITLE OF EACH                       PROPOSED       PROPOSED
        CLASS OF            AMOUNT       MAXIMUM        MAXIMUM      AMOUNT OF
    SECURITIES TO BE         TO BE    OFFERING PRICE   AGGREGATE    REGISTRATION
       REGISTERED         REGISTERED     PER UNIT    OFFERING PRICE     FEE
- --------------------------------------------------------------------------------
Subordinated Capital
 Certificates of
 Interest (Series D) 15
 years..................  $ 3,000,000   $   500(1)    $ 3,000,000    $ 1,035.00
Subordinated Capital
 Certificates of
 Interest (Series D) 10
 years..................  $ 2,000,000   $   500(1)    $ 2,000,000    $   690.00
Subordinated Capital
 Certificates of
 Interest (Series A) 7
 years..................  $ 2,000,000   $   500(1)    $ 2,000,000    $   690.00
Subordinated Capital
 Certificates of
 Interest (Series C) 5
 years..................  $ 5,000,000   $   500(1)    $ 5,000,000    $ 1,725.00
Subordinated Capital
 Certificates of
 Interest (Series A) 3
 years..................  $ 5,000,000   $   500(1)    $ 5,000,000    $ 1,725.00
Subordinated Capital
 Certificates of
 Interest (Series A) 2
 years..................  $ 5,000,000   $   500(1)    $ 5,000,000    $ 1,725.00
Subordinated Loan
 Certificates (Series C)
 1 year.................  $10,000,000   $   500(1)    $10,000,000    $ 3,450.00
Subordinated Large
 Denomination Loan
 Certificates (Series A)
 1 year.................  $10,000,000   $50,000(2)    $10,000,000    $ 3,450.00
- --------------------------------------------------------------------------------
Total...................  $42,000,000                 $42,000,000    $14,490.00

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
(1) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
(2) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.

                               ----------------

  PURSUANT TO RULE 429, THE COMBINED PROSPECTUS FILED AS A PART OF THIS REGISTRATION STATEMENT RELATES AS WELL TO THE FOLLOWING REGISTRATION STATEMENTS AND AMENDMENTS THERETO: REGISTRATION STATEMENTS NO. 2-86777, NO. 33-428, NO. 33-17394, NO. 33-24623, NO. 33-31164, NO. 33-42900, NO. 33-52268
AND NO. 33-69204.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                     PART I

                                 GOLD KIST INC.

  CROSS REFERENCE SHEET BETWEEN REGISTRATION STATEMENT AND FORM OF PROSPECTUS

          ITEM NUMBER AND CAPTION                   HEADING IN PROSPECTUS
          -----------------------                   ---------------------
  1. Forepart of the Registration Statement
      and Outside Front Cover Page of
      Prospectus...........................  Facing Page of Registration
                                              Statement; Cross Reference Sheet;
                                              Cover Page of Prospectus
  2. Inside Front and Outside Back Cover
      Pages of Prospectus..................  Available Information; Information
                                              Incorporated by Reference; Table of
                                              Contents
  3. Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges...  Prospectus Summary; Investment
                                              Considerations
  4. Use of Proceeds.......................  Use of Proceeds
  5. Determination of Offering Price.......  Not Applicable
  6. Dilution..............................  Not Applicable
  7. Selling Security Holders..............  Not Applicable
  8. Plan of Distribution..................  Cover Page of Prospectus
  9. Description of Securities to be
      Registered...........................  Description of Subordinated Capital
                                              Certificates of Interest;
                                              Description of Subordinated Loan
                                              Certificates and Subordinated Large
                                              Denomination Loan Certificates
 10. Interests of Named Experts and
      Counsel..............................  Not Applicable
 11. Information with Respect to the
      Registrant
     (a) Description of Business..........   Business
     (b) Financial Statements.............   Consolidated Financial Statements
     (c) Information about Industry
          Segments, Classes of Similar
          Products, and Export Sales......   Business
     (d) Selected Financial Data..........   Selected Consolidated Financial Data
     (e) Supplementary Financial
          Information Selected Quarterly
          Financial Data..................   Not Applicable
     (f) Management's Discussion and
          Analysis of Financial Condition
          and Results of Operations.......   Management's Discussion and Analysis
                                              of Consolidated Results of
                                              Operations and Financial Condition
     (g) Changes in and Disagreements with
          Accountants on Accounting and
          Financial Disclosure............   Not Applicable
 12. Incorporation of Certain Information
      by Reference.........................  Information Incorporated by
                                              Reference
 13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities..........................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+ REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + + SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY + + OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME REGISTRATION STATEMENT BECOMES + + EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE +
+ SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE         +
+ SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + + UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ ANY SUCH STATE.                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION SEPTEMBER 21, 1994
                                GOLD KIST INC.

                $ 4,916,138--8.25%,   FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)
                $ 5,496,429--8.00%,   TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)
                $11,446,358--7.85%,   SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
                $13,212,659--6.50%,   FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)
                $13,634,231--6.00%,   THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
  [LOGO OF      $13,755,321--5.75%,   TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)
  GOLD KIST     $30,541,120--5.25%,   ONE YEAR SUBORDINATED LOAN CERTIFICATES (SERIES C)
APPEARS HERE]   $30,306,329--5.35%,   ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)
                $13,233,694--4.65%,   SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATE (SERIES A)

- --------------------------------------------------------------------------------
  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are
unsecured obligations of Gold Kist. The certificates of each series are redeemable, subject to certain limitations, by the holders, and the Five,
Seven, Ten and Fifteen Year Certificates are subject to redemption at the call of Gold Kist. The Certificates of each series are subordinated, in case of liquidation of Gold Kist, to "Superior Indebtedness." As of June 25, 1994, Superior Indebtedness (as defined in the indenture under which each series will be issued) amounted to approximately $301,948,000. See Description of
Subordinated Capital Certificates of Interest and Description of Subordinated
Loan Certificates and Subordinated Large Denomination Loan Certificates.
- --------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
SEE "INVESTMENT CONSIDERATIONS."
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                UNDERWRITING
                                                DISCOUNTS AND
                                     PRICE TO    COMMISSIONS  PROCEEDS TO GOLD
                                      PUBLIC       (1)(2)         KIST (2)
- ------------------------------------------------------------------------------
SUBORDINATED CAPITAL CERTIFICATES
OF INTEREST
 Fifteen Year (Series D)--Per Unit
 (3)............................... $       500
 Total............................. $ 4,916,138   $196,646      $ 4,719,492
 Ten Year (Series D)--Per Unit (3). $       500
 Total............................. $ 5,496,429   $164,893      $ 5,331,536
 Seven Year (Series A)--Per Unit
 (3)............................... $       500
 Total............................. $11,446,358   $286,159      $11,160,199
 Five Year (Series C)--Per Unit
 (3)............................... $       500
 Total............................. $13,212,659   $264,253      $12,948,406
 Three Year (Series A)--Per Unit
 (3)............................... $       500
 Total............................. $13,634,231   $136,342      $13,497,889
 Two Year (Series A)--Per Unit (3). $       500
 Total............................. $13,755,321   $103,165      $13,652,156
SUBORDINATED LOAN CERTIFICATES
 One Year (Series C)--Per Unit (3). $       500
 Total............................. $30,541,120   $152,705      $30,388,415
SUBORDINATED LARGE DENOMINATION
LOAN CERTIFICATES
 One Year (Series A)--Per Unit (4). $    50,000
 Total............................. $30,306,329   $151,532      $30,154,797
 Six Month (Series A)--Per Unit
 (5)............................... $    20,000
 Total............................. $13,233,694   $ 33,084      $13,200,610

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
  (1) Agvestments, Inc. ("Agvestments"), a wholly-owned subsidiary of Gold
Kist, has been engaged by Gold Kist to solicit from the public on a best efforts basis offers to purchase the securities described herein. All offers to purchase are subject to acceptance by Gold Kist. Gold Kist has agreed to pay all of the expenses and disbursements of Agvestments, including the commissions of its associated persons and to furnish all facilities, financing and accounting, clerical and recordkeeping services necessary for the conduct of Agvestments' business. Gold Kist has also agreed to pay all liabilities incurred by Agvestments, including liabilities under the Securities Act of
1933. The commissions to be paid to Agvestments' associated persons will be established by Agvestments from time to time within the following ranges of percentage of the sales price of the certificates: Six Month Certificates--
1/8- 1/4%; One Year Certificates-- 1/4- 1/2%; Two Year Certificates-- 1/2-
1/4%; Three Year Certificates-- 1/4-1%; Five Year Certificates--1-2%; Seven
Year Certificates--1.5-2.5%; Ten Year Certificates--2-3%; and Fifteen Year Certificates--2-4%. Agvestments offers cash bonuses to its associated persons under an incentive program, but in no event can the total compensation to any associated person exceed 5% of the sales price of certificates. Assuming that all registered certificates are sold and that the maximum incentive bonuses are earned by Agvestments' associated persons on such sales, the maximum compensation to be paid to Agvestments on the sale of $136,542,279 in face amount of certificates would total $1,516,329.
  Agvestments is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). Agvestments' principal office is located at 244 Perimeter Center Parkway, N.E., Post Office Box 2210, Atlanta, Georgia 30301. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws. As a condition of this partial exemption, a minimum of 80 percent of the dollar amount of aggregate sales made in this offering must be to members, equity holders, producer-suppliers, non-member patrons or employees of Gold Kist, a subsidiary, franchisee or member association, or to holders of securities thereof within the past three years who were in one of the above categories at the time of purchase of such securities, or to family members or affiliates of one of the above.
  (2) The proceeds to Gold Kist of $135,025,950 are before deducting the expenses to be borne by Gold Kist of an estimated amount of $110,190. The certificates are offered on a best efforts basis for an indeterminate period of time, not expected to be in excess of two years. There is no requirement that the minimum amount of the securities of any series offered hereby must be sold.
  (3) All certificates are offered at par in minimum denominations of $500; however, certificates will be issued in any amount which is $500 or larger.
  (4) All certificates are offered at par in minimum denominations of $50,000; however, certificates will be issued in any amount which is $50,000 or larger.
  (5) All certificates are offered at par in minimum denominations of $20,000; however, certificates will be issued in any amount which is $20,000 or larger.
                                  ----------

                               AGVESTMENTS, INC.

                 The Date of this Prospectus is         , 1994

                             AVAILABLE INFORMATION

  Gold Kist is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by Gold Kist can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at 75 Park Place, 14th Floor, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

  Gold Kist has filed with the Securities and Exchange Commission Registration Statements under the Securities Act of 1933 with respect to the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Gold Kist and the securities offered hereby, reference is made to the Registration Statements, including the exhibits, consolidated financial statements and schedules filed as a part thereof. The Registration Statements may be inspected without charge at the principal offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. Copies of the Registration Statements, or any part thereof, may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  The summaries or descriptions of documents in this Prospectus do not purport to be complete, and where any such document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of its provisions.

                     INFORMATION INCORPORATED BY REFERENCE

  The Annual Report on Form 10-K for the fiscal year ended June 25, 1994, which was filed by Gold Kist with the Securities and Exchange Commission, is incorporated into this Prospectus by reference.

  Gold Kist will furnish without charge to each person to whom this Prospectus is delivered, on the request of such person, a copy of any and all of the information that has been incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates). Such request should be directed to Jack L. Lawing, Corporate Secretary, Gold Kist Inc., 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, whose telephone number is (404) 393-5000.

                               PROSPECTUS SUMMARY

  The following summary highlights certain information about Gold Kist Inc. and is qualified in its entirety by the detailed information and financial statements and related notes appearing elsewhere in this Prospectus.

                                THE ASSOCIATION

  Gold Kist Inc. is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 25,000 active farmer members and other cooperative associations located principally in the southeastern United States. Gold Kist both markets products and purchases supplies and equipment for its members. See Business.

                                  THE OFFERING

  The various classes of securities described below are offered for sale.

SECURITIES OFFERED

                                                                      AGGREGATE
                     DESCRIPTION OF SECURITIES                       FACE AMOUNT
                     -------------------------                       -----------
Subordinated Capital Certificates of Interest
 15 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 4,916,138
 10 year maturity, Series D (Interest as indicated on the front cover of this Prospectus)......................................... $ 5,496,429
 7 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $11,446,358
 5 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $13,212,659
 3 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $13,634,231
 2 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $13,755,321
Subordinated Loan Certificates
 1 year maturity, Series C (Interest as indicated on the front cover of this Prospectus)............................................... $30,541,120
Subordinated Large Denomination Loan Certificates
 1 year maturity, Series A (Interest as indicated on the front cover of this Prospectus)............................................... $30,306,329
 6 month maturity, Series A (Interest as indicated on the front cover of this Prospectus)......................................... $13,233,694

 Equivalent Subordination

  The Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each class rank equally under their respective subordination provisions. See Description of Subordinated Capital Certificates of Interest--Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

 Redemption at Request of Certificateholder

  The certificates of each class may be redeemed prior to maturity upon the death of a certificateholder or, subject to quarterly amount limitations except in the case of the Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates, at any time. Redemption prior to maturity, other than upon the death of a certificateholder, requires a substantial redemption penalty which, under certain circumstances, could exceed the amount of interest paid or accrued on the certificate to the date of redemption, thus resulting in a redemption price which is less than the principal amount of the certificate. See Description of Subordinated Capital Certificates of Interest--Redemption at the Request of Certificateholder, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Redemption at the Request of Certificateholder.

  The indentures governing the Subordinated Capital Certificates of Interest, the Subordinated Loan Certificates and the Subordinated Large Denomination Loan Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

 Redemption at the Option of Gold Kist

  In addition to redemptions at the request of the certificateholder, Gold Kist may, at its option, redeem all or, from time to time, any part of the certificates of five, seven, ten and fifteen year maturity on any date prior to maturity. In such event, the redemption price would be 100% of the principal amount redeemed, plus accrued but unpaid interest on that amount, plus a substantial redemption premium. See Description of Subordinated Capital Certificates of Interest--Redemption at the Option of Gold Kist.

METHOD OF SALE

  The securities are offered for sale by Agvestments, Inc. on a best efforts basis.

SELLING PRICE

  The securities are offered at par.

USE OF PROCEEDS

  The proceeds from this offering of securities will be used primarily to repay a portion of the Association's other indebtedness and for general corporate purposes. See Use of Proceeds.

MATERIAL RISKS

  Reference is made to the section of this Prospectus entitled Investment Considerations.

SUMMARY OF SELECTED FINANCIAL INFORMATION

                                  FOR FISCAL YEARS ENDED (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 30,  JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,
                               1990      1991      1992       1993      1994
                            ---------- --------- ---------  --------- ---------
Consolidated Statement of
 Operations Data:
 Net sales volume.........  $1,184,610 1,259,033 1,300,906  1,400,566 1,561,034
 Net margins (loss)(A)....  $   42,119    32,933   (20,614)    27,238    39,404
 Ratio of net margins
  (loss) to fixed
  charges(B)..............         3.8       2.5       1.4        3.2       3.8
                                          AS OF (000'S OMITTED)
                            ---------------------------------------------------
                             JUNE 30,  JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,
                               1990      1991      1992       1993      1994
                            ---------- --------- ---------  --------- ---------
Consolidated Balance Sheet
 Data:
 Total assets.............  $  616,741   671,756   676,698    665,102   716,432
 Total liabilities........  $  321,344   351,284   382,789    354,889   394,754
 Patrons' and other
  equity..................  $  273,183   296,940   271,456    285,620   296,662

- --------
A. See Note 6 and Note 7(b) of Notes to Consolidated Financial Statements.
B. See Selected Consolidated Financial Data, Note C.

                                 GOLD KIST INC.

  Gold Kist Inc. ("Gold Kist" or the "Association") is a diversified agricultural membership cooperative association, headquartered in Atlanta, Georgia. Gold Kist serves approximately 25,000 active farmer members located principally in the southeastern United States. In addition, other cooperative associations are members.

  Gold Kist is both a marketing and purchasing cooperative; it markets products and commodities and purchases supplies and equipment for its members. The Association also engages in marketing and purchasing transactions with nonmembers. Transactions with its members are on a cooperative basis, and members are entitled to receive patronage refunds out of net margins earned on such business. See Business--Patronage Refunds. Patronage refunds are not paid to nonmembers. The Association also engages in non-cooperative activities through subsidiaries and partnerships.

  Gold Kist conducts broiler and pork production operations, providing both marketing and purchasing services to producers. Gold Kist also purchases or manufactures feed, seed, fertilizers, pesticides, animal health products and other farm supply items for sale at wholesale and retail. Additionally, the Association serves as a contract procurement agent for, and stores, farm commodities such as soybeans and grain, and is a partner in a major peanut processing and marketing business, in a pecan processing and marketing business and in an agricultural fertilizer and chemical production, sales and distribution business.

  The Association's principal office is located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346, and its telephone number is (404) 393-5000.

                           INVESTMENT CONSIDERATIONS

LACK OF ESTABLISHED MARKET FOR SECURITIES OFFERED

  There is no established market for the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates presently outstanding, and it is unlikely that a market will be available in which the certificates offered by this Prospectus can be sold.

SUBORDINATION OF SECURITIES OFFERED

  Payment of the principal and interest on the Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates of each series offered hereby is subordinated in right of payment, in case of liquidation of Gold Kist, to the prior payment in full of the principal of and interest on "Superior Indebtedness," as set forth in the indentures under which each series of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates will be issued. As of June 25, 1994, Superior Indebtedness (as defined in the indentures) amounted to approximately $301,948,000 and additional Superior Indebtedness, without limitation, may be created from time to time. See Description of Subordinated Capital Certificates of Interest-- Subordination, and Description of Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates--Subordination.

AFFILIATED UNDERWRITER

  Agvestments, Inc. is a wholly-owned subsidiary of Gold Kist. Under the terms of an agreement with Gold Kist, Agvestments' business is restricted to the offering and sale of securities issued by Gold Kist. This offering is being made in compliance with the terms of a partial exemption from the requirements of Schedule E of the NASD By-Laws; no persons other than associated persons of Gold Kist or Agvestments participated in determining the price and other terms of the securities offered hereby. The rate of interest borne by certificates of each series is determined from time to time by the Board of Directors of Gold Kist or its delegates, who are officers of Gold Kist, but no change in the rate affects any certificates theretofore issued. The rates are reexamined weekly by officers of Gold Kist and Agvestments, and a pricing determination is made based upon the yields offered on debt securities of comparable maturities issued by the United States Government and other market factors.

                                USE OF PROCEEDS

  The maximum net proceeds to Gold Kist from the sale of the certificates offered hereby are estimated to be $135,025,950 before deduction of expenses estimated to be $110,190. The proceeds will be used in the following order of priority. Approximately $37,463,000 of the proceeds will be used for the repayment or redemption of outstanding Gold Kist Certificates of Interest, Loan Certificates and Large Denomination Loan Certificates which will mature during the twelve-month period ending October 31, 1995. The rates of interest borne by such indebtedness are set forth in Note 4 of Notes to Consolidated Financial Statements. Any remaining proceeds will be used for general corporate purposes, including additional production and processing plant capacity expansion and additional working capital.

  The Subordinated Capital Certificates of Interest, Subordinated Loan Certificates and Subordinated Large Denomination Loan Certificates are being offered as a continuous offering on a "best efforts" basis by Agvestments, Inc. Consequently, no assurance can be given as to the amount of Subordinated Capital Certificates of Interest, Subordinated Loan Certificates or Subordinated Large Denomination Loan Certificates that will be sold or as to the amount of net proceeds therefrom which will be available to Gold Kist from time to time. If substantially less than the maximum proceeds are obtained, to the extent that cash flow from future operations is not sufficient, Gold Kist would borrow necessary additional funds from banks and other lenders. See Note 4 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below under the captions "Consolidated Statement of Operations Data" for each of the years in the five-year period ended June 25, 1994 and "Consolidated Balance Sheet Data" as of June 30, 1990, June 29, 1991, June 27, 1992, June 26, 1993, and June 25, 1994
are derived from the consolidated financial statements of Gold Kist Inc. and subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements as of June 26, 1993 and June 25, 1994 and for each of the years in the three-year period ended June 25, 1994, and the report thereon of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, are included elsewhere. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition and the aforementioned consolidated financial statements, the related notes and the audit report, which refers to changes in accounting for income taxes and postretirement benefits other than pensions, included elsewhere herein.

                                   FOR FISCAL YEARS ENDED (000'S OMITTED)
                             ---------------------------------------------------
                              JUNE 30,  JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,
                                1990      1991      1992       1993      1994
                             ---------- --------- ---------  --------- ---------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales volume...........  $1,184,610 1,259,033 1,300,906  1,400,566 1,561,034
                             ========== ========= =========  ========= =========
Interest expense...........  $   18,106    18,437    18,545     17,163    13,924
                             ========== ========= =========  ========= =========
Margins (loss) before
 cumulative effect of
 accounting changes........  $   42,119    32,933    (1,643)    27,238    34,065
Cumulative effect of
 changes in accounting:
  Income taxes (A).........  $      --        --       --          --      5,339
  Postretirement benefits
   other than pensions (net
   of $10,698 income tax
   benefit) (B)............  $      --        --    (18,971)       --        --
                             ---------- --------- ---------  --------- ---------
Net margins (loss).........  $   42,119    32,933   (20,614)    27,238    39,404
                             ========== ========= =========  ========= =========
Ratio of net margins (loss)
 to fixed charges (C)......         3.8       2.5       1.4        3.2       3.8
                             ========== ========= =========  ========= =========
                                           AS OF (000'S OMITTED)
                             ---------------------------------------------------
                              JUNE 30,  JUNE 29,  JUNE 27,   JUNE 26,  JUNE 25,
                                1990      1991      1992       1993      1994
                             ---------- --------- ---------  --------- ---------
CONSOLIDATED BALANCE SHEET
 DATA:
Working capital............  $  123,888   114,652   108,045    140,629   139,847
                             ========== ========= =========  ========= =========
Total assets...............  $  616,741   671,756   676,698    665,102   716,432
                             ========== ========= =========  ========= =========
Long-term liabilities......  $  130,709   146,183   159,449    152,792   144,992
                             ========== ========= =========  ========= =========
Total liabilities..........  $  321,344   351,284   382,789    354,889   394,754
                             ========== ========= =========  ========= =========
Patrons' and other equity..  $  273,183   296,940   271,456    285,620   296,662
                             ========== ========= =========  ========= =========
Current ratio..............        1.65      1.56      1.48       1.70      1.56
                             ========== ========= =========  ========= =========
Long-term liabilities to
 total capitalization......  %    32.36     32.99     37.00      34.85     32.83
                             ========== ========= =========  ========= =========

- --------
Note:
(A) See Note 6 of Notes to Consolidated Financial Statements.
(B) See Note 7(b) of Notes to Consolidated Financial Statements.
(C) The ratio is calculated by dividing the sum of margins (loss) before cumulative effect of change in accounting principle, income tax expense (benefit), equity in the earnings (loss) of a partially-owned affiliate, minority interest in earnings (loss) of subsidiary, adjusted to exclude earnings not distributed of partially-owned affiliates, interest capitalized and fixed charges by fixed charges. Fixed charges consist of interest charges on all indebtedness and that portion of rentals considered to be the interest factor. The ratio computation does not include interest charges incurred by Golden Peanut Company of $10,803, $10,684, $8,151, $9,126 and $10,113 for 1990, 1991, 1992, 1993, and 1994, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITION

  The nature of the poultry industry and the agriculture (agribusiness) industry in general is such that supply and demand market forces exert a significant amount of influence over the operations of firms engaged in these businesses. Prices of commodities react directly to supply and demand. Additionally, demand for poultry and other agricultural products produced, processed and marketed by Gold Kist is often influenced by supplies and prices of alternative products.

  As with other perishable commodity businesses, the integrated poultry industry has demonstrated a cyclical nature with varying levels of profits, and to a lesser extent, losses over its 35 year history. With the exception of a brief period during 1992, the past eleven years have been a period of continued profitability. The following addresses the various factors that have influenced poultry industry profitability during the past several years. After a year of weak broiler market prices in 1989, market prices increased during the winter of 1990 as a result of increased exports to the former Soviet Union. Broiler market prices declined again in 1991 and remained at low levels throughout 1992 as a result of the economic recession affecting the United States, the decline in poultry exports and excess industry supply. Improved market prices in 1993 and 1994 were the result of a general economic recovery in the United States and increased demand for poultry products. According to USDA estimates, the supply of broilers is expected to increase at a 5.6% rate in 1994 and a 4.7% rate in 1995 as compared to the 6.5% average annual increase between 1991 and 1993. In 1990 and 1991, feed grain prices, which represent approximately 50% of total broiler production costs, moderated as a result of the favorable United States grain harvests for those two years. The record 1992 United States corn harvest brought lower feed ingredient prices in 1993. In 1994, feed ingredient prices increased substantially as a result of the reduced corn harvest in 1993. Flooding in the Midwestern United States during the summer of 1993 severely impacted the 1993 United States grain harvest and boosted feed ingredient prices to near record levels. As a result of the increase in planted corn and soybean acreage and favorable growing conditions in the summer of 1994, market prices for feed ingredients are expected to decrease substantially in 1995. Management is unable to predict whether such conditions will continue in the future or to what extent cyclical pressures will affect the Association's operations.

  Historically, weather has had a significant impact on the farm economy and the operating results of the Association. Favorable weather conditions contributed to normal grain production in the United States, which contributed to lower commodity prices. Hot, dry weather conditions in the Southeast during the summer of 1990 negatively affected yields on row crop production of corn, soybeans and peanuts, thus lowering Southeastern farm income. Wet weather conditions in the Southeast during the 1991 spring planting season contributed to reduced planting of corn and soybean acreage. However, planted acreage of peanuts and cotton, although delayed by wet weather, increased in 1991 as compared to the prior year. Generally, favorable weather conditions throughout 1992 provided for a near perfect planting season in the Southeast, which contributed to improved 1992 operating results in the Agri-Services segment. Wet weather conditions in the Southeast during the 1993 spring planting season reduced corn and peanut acreage and were followed by early summer drought conditions. These inclement weather factors had a negative impact on 1993 Agri-Services operating results. Hot, dry weather conditions in the late summer of 1993 damaged pastures in the Southeast, which resulted in increased sales of agricultural products in 1994. In addition, favorable spring weather conditions contributed to increased planting activity in 1994.

  Export sales for 1992, 1993 and 1994 were $29.8 million, $27.5 million and $37.7 million, respectively. In the two year period ending in 1993, export sales declined as a result of reduced sales activity with the former Soviet Union. However, in 1994, export sales increased as a result of a demand for poultry from the Commonwealth of Independent States, Far East and Mexico. Export sales of poultry products will be influenced by credit availability to foreign countries, particularly the Commonwealth of Independent States, Eastern European nations and the Far East, and the United States government's willingness to support the industry through export enhancements.

  The Association's operations are classified into two reportable business segments. See Note 10 of Notes to Consolidated Financial Statements. The discussion of results of operations relates the effects of these significant economic factors on those segments for each of the years in the three-year period ended June 25, 1994.

                             RESULTS OF OPERATIONS

 Fiscal 1993 Compared to Fiscal 1992

  Net sales volume of $1.4 billion for 1993 increased 7.7% or $99.7 million from the prior fiscal year primarily due to increased sales of fresh and further-processed chicken products. The Association posted net margins from operations, before general corporate expenses and other income, of $45.1 million for 1993 as compared to net losses from operations, before general corporate expenses and other income, of $7.8 million for 1992. The Association's return to profitability was primarily due to improved operating margins in the Poultry segment resulting from higher market prices for poultry products and lower field production costs. The Association's margins before cumulative effect of change in accounting principle were $27.2 million for 1993 as compared to a $1.6 million loss before cumulative effect of accounting change for 1992.

  In 1993, the Poultry segment had net sales volume of $1.1 billion as compared to $963.1 million for 1992. Net margins from operations were $43.3 million for 1993 as compared to a net loss from operations of $8.1 million for 1992. The increase in net sales volume and net margins was due to a 6% increase in pounds of broilers marketed, as well as a 5% increase in average selling prices. The sales tonnage increases resulted from production and processing expansion at three poultry complexes located in Alabama, South Carolina and Florida. In addition to the previous discussion regarding poultry market prices, average selling prices were positively influenced by reduced supplies of competing meats. The increase in operating margins during 1993 was also influenced by the decline in production costs related to a 5% decrease in poultry feed ingredient costs. The Pork production operation's 1993 net margins from operations were $1.2 million as compared to a net loss from operations of $121,000 for 1992. The increase was related to the strengthening of overall meat selling prices.

  Net sales volume in the Agri-Services segment for 1993 was $322.6 million, down approximately 4.5% from $337.8 million in 1992, as a result of reduced fertilizer and animal feed sales. The Agri-Services segment had net margins from operations of $1.9 million as compared to $253,000 for 1992. Although the year to year net margin comparison was favorable, results of operations for 1992 included a $2.8 million loss associated with closed operations. The results of operations in 1993 were negatively affected by wet weather conditions in the early spring and late spring drought conditions that hampered and reduced planting activity in the Southeast.

  In 1993, the Association's distribution, administrative and general expenses were $111.5 million as compared to $103.7 million in 1992, an increase of 7.5%. The increase reflects higher incentive compensation expense related to the increase in margins and general expense increases related to expansion in the Poultry segment. Distribution, general and administrative expenses as a percentage of net sales were 8.0% for 1992 and 1993.

  Other income (deductions) totaling $4.2 million for 1993 decreased $5.5 million from $9.7 million for 1992. The reduction of $6.7 million in the Association's pro rata share of Golden Peanut Company's net income accounted for the overall decline in other income (deductions). See Note 9(b) of Notes to Consolidated Financial Statements. The decline in Golden Peanut Company's net income in 1993 was the result of lower market prices for shelled peanuts related to the large crop harvested in 1992. Interest income of $7.5 million declined approximately $3.6 million for 1993. The 1992 year included $3.1 million in interest received on income tax refunds for the 1984 through 1986 years. Miscellaneous, net in 1993 includes income of $1.6 million that represents the Association's equity in the earnings of a partially-owned foreign affiliate as compared to equity in the loss of the affiliate in 1992 of $2.7 million. The affiliate's principal activities include marketing, purchasing and resale of edible peanuts. The 1992 operating loss sustained by the affiliate was primarily due to low market prices for foreign sourced peanuts and the poor quality of a significant portion of the peanuts traded. In addition, miscellaneous, net for 1992 and 1993 includes patronage refunds from other cooperatives and dividends of $3.8 million and $2.9 million, respectively, and rental income of $1.9 million and $1.7 million, respectively.

 Fiscal 1994 Compared to Fiscal 1993

  Net sales volume of $1.6 billion for 1994 increased 11.5% or $160.5 million from the prior fiscal year as a result of increased sales of poultry products, as well as increased sales of agricultural production inputs. The Association had net margins from operations, before general corporate expenses and other deductions, of $60.6 million for 1994 as compared to $45.1 million in 1993. The 34.3% increase resulted primarily from higher selling prices for poultry products and increased sales of agricultural products in the Southeast. The Association's margins before the cumulative effect of accounting changes were $34.1 million for 1994 as compared to $27.2 million in 1993.

  The Poultry segment had record setting net sales volume of $1.2 billion for 1994, which represented a 9.8% increase from the previous fiscal year. Net margins from operations for 1994 were $52.2 million, a 20.6% increase as compared to 1993. The increase in net sales volume resulted from an 6.7% increase in pounds of poultry marketed and a 6.3% increase in average selling prices. The impact of these factors on net sales volume was partially offset by lower sales of non-poultry items. As previously discussed, the increase in market prices for poultry products reflected the general economic recovery in the United States and the increase in poultry exports during 1994. The increase in poultry net margins was partially offset by increased feed ingredient prices which averaged approximately 10.0% above the prior year. Market prices for corn and soybean meal increased 21.0% and 8.7%, respectively, over the prior year due to the weather reduced crop in 1993. Market prices for competing meats in late 1994 declined as a result of heavy cattle and pork processing. As a result, net margins in the pork production operation declined to $775,000 for 1994 as compared to $1.2 million in 1993.

  Net sales volume in the Agri-Services segment for 1994 was $377.3 million, an increase of $54.7 million or 16.9% as compared to 1993. Net operating margins for 1994 were $8.5 million which represented a $6.6 million increase from 1993. The improvements were due primarily to increased sales of agricultural production inputs such as fertilizers, chemicals, seed and animal feeds through the Association's farm supply stores and independent dealers. Hot, dry weather conditions in 1993 damaged pastures in the Southeast, which resulted in increased sales of animal feeds in the fall and winter and led to increased plantings necessary to reestablish pastures. Also, contributing to these improvements was the increase in cotton acreage and generally favorable weather conditions for planting during the late winter and spring of 1994.

  In 1994, the Association's distribution, administrative and general expenses were $121.4 million as compared to $111.5 million for 1993, an increase of 8.9%. The increase reflects higher incentive compensation expense related to the increase in margins and general expense increases related to expansion in the Poultry segment and increased net sales volume in the Agri-Services segment. Distribution, general and administrative expenses as a percentage of net sales were 7.8% for 1994 and 8.0% for 1993.

  The various components included in other income (deductions) represented a deduction of $4.3 million for 1994 as compared to income of $4.2 million for 1993. Interest income of $6.8 million for 1994 declined approximately $788,000 from 1993 due primarily to the sale of collateralized loans to an insurance company. See Note 8 of Notes to Consolidated Financial Statements. Interest expense for 1994 was $13.9 million as compared to $17.2 million in 1993. The $3.2 million decline was due primarily to an 11% reduction in average borrowings and lower interest rates. The Association's $1.1 million pro rata share of the Golden Peanut Company's 1994 loss (equity in loss of partnership) represented a significant portion of the decrease in other income (deductions) for 1994. Golden Peanut Company adopted Statement of Financial Accounting Standards No. 106 (SFAS 106) "Employers' Accounting for Postretirement Benefits other Than Pensions," resulting in a charge of $3.9 million to earnings in 1994. Also, the decline in Golden Peanut Company's 1994 operating results was related to the general oversupply situation that exists in the United States for domestic peanuts, and the increase of peanut based foods imported into the United States. See Note 9 (b) of Notes to Consolidated Financial Statements. Miscellaneous, net includes the Association's equity in the earnings of a partially-owned foreign affiliate whose principal business activities include the marketing, purchasing and resale of edible peanuts. The Association recognized income for 1994 and 1993 of $250,000 and $1.6 million, respectively. The decline in the affiliate's net earnings was the result of lower market prices for foreign sourced peanuts. Miscellaneous, net for 1994 includes patronage refunds from other cooperatives and other dividends totaling $710,000 as compared to $2.9 million for 1993. Rental income of approximately $1.8 million was included in miscellaneous, net for 1994 and 1993.

                              FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

  The Association's liquidity is dependent upon funds from operations and external sources of financing. The principal sources of external short-term financing are proceeds from the continuous offering of Subordinated Loan Certificates, a revolving credit facility with a group of banks and uncommitted lines of credit. The Association had unused loan commitments of $37.4 million and additional unused uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $122.6 million at June 25, 1994. The primary sources of external long-term financing are a note agreement with an insurance company and proceeds from the continuous offering of Subordinated Capital Certificates of Interest. See Note 4 of Notes to Consolidated Financial Statements.

  Covenants under the terms of the loan agreements with lenders include conditions that could limit short-term and long-term financing available from various external sources. The terms require a ratio of current assets to current liabilities of not less than 1.20:1, the ratio of senior funded debt to total capitalization not to exceed 40% and total funded debt to total capitalization not to exceed 50%. At June 25, 1994, Gold Kist's current ratio, senior funded debt to total capitalization and total funded debt to capitalization, determined under the loan agreements, were 1.51:1, 23% and 37%, respectively. The loan agreements apply to the Association and its subsidiaries, excluding Golden Poultry. The Association was in compliance with all applicable conditions in loan agreements with all lenders at June 25, 1994. See Note 4 of Notes to Consolidated Financial Statements.

  In 1992, the principal sources of cash used to fund capital expenditures and other investments totaling $52.8 million, as well as the $21.8 million net increase in operating assets and liabilities, were proceeds from the distribution of Golden Peanut Company's 1991 partnership earnings and the disposal of investments totaling $34.7 million, income tax refunds of $21.0 million and increased short-term borrowings from commercial banks of $15.8 million. Capital expenditures of $46.0 million and the increase in inventories and receivables during 1992 were primarily related to poultry production and processing expansion at three poultry complexes. Increased sales of the Association's Subordinated Capital Certificates were used primarily for the repayment of long-term borrowings and redemptions of Subordinated Loan Certificates. The Association's use of cash in 1992 included $8.8 million for cash patronage refunds and other equity payments.

  In 1993, net cash provided by operations and proceeds from long-term debt were used primarily to repay short-term and long-term borrowings of $76.7 million. During 1993, the Association and its consolidated subsidiaries investment activities included $23.3 million in expenditures for property, plant and equipment. The Association's use of cash included $4.8 million for cash patronage refunds and other equity payments as compared to $8.8 million in 1992. The expenditures for property, plant and equipment during 1993 included $17.5 million related to expansion and improvements in the poultry operations, as well as $5.5 million for the acquisition of retail stores, agricultural chemical distribution facilities, and a chemical application equipment manufacturer and distributor.

  In 1994, existing cash balances, proceeds from long-term debt and short-term borrowings, and net cash provided by operations of $36.8 million were used to fund capital expenditures, repayment of long-term debt, patronage refunds and other equity payments. Capital expenditures in 1994 included $32.7 million related to expansion and improvements in poultry operations, as well as $3.8 million for improvements to retail stores and other agricultural operations. During 1994, the Association had cash payments of approximately $22.7 million for patronage refunds and other equity payments. These payments included $10.2 million representing the redemption of Revolving Fund and Cumulative Preferred Certificates.

  The Association, including its non-cooperative subsidiaries, plans capital expenditures of approximately $76.0 million in 1995 that primarily include expenditures for expansion and technological advances in poultry production and processing. In addition, planned capital expenditures include other asset improvements and necessary replacements. Management intends to finance the planned 1995 capital expenditures with existing cash balances and cash provided by operating activities and additional long-term borrowings as needed. In 1995, management expects cash expenditures to approximate $17.7 million for equity redemptions. The Association believes cash on hand at June 25, 1994 and cash expected to be provided from operations, in addition to borrowings available under existing credit arrangements, will be sufficient to maintain cash flows adequate for the Association's projected growth and operational objectives during 1995.

EFFECTS OF INFLATION

  The major factor affecting the Association's net sales volume and cost of sales is the change in commodity market prices for broilers, feed grains, fertilizers and hogs. The prices of these commodities are based on world market conditions and are volatile in response to supply and demand, as well as political and economic events. The price fluctuations of these commodities do not necessarily correlate with the general inflation rate. Inflation has, however, affected operating costs such as labor, energy and material costs.

FUTURE ACCOUNTING REQUIREMENTS

  In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), which must be applied by fiscal 1995. SFAS 115 will require a change in the accounting for investments in equity securities with determinable fair value and for all investments in debt securities. Implementation of SFAS 115 will increase total assets and patrons' equity by approximately $12 million, net of deferred income taxes, based principally on the quoted market price as of June 25, 1994 of the available for sale marketable equity security. See Note 9(a) of Notes to Consolidated Financial Statements.

                                    BUSINESS

  Gold Kist offers both cooperative marketing and cooperative purchasing services to its member patrons. The standard Membership, Marketing and/or Purchasing Agreement between each member and Gold Kist does not require the member to market agricultural products or to purchase farm supplies through Gold Kist. The Association undertakes to market for the member agricultural products of a type marketed by Gold Kist and to purchase or manufacture and sell to the member farm supplies, provided handling such supplies is advantageous for Gold Kist. The Association also serves as a contract procurement agent for, and storer of, farm commodities such as soybeans and grain and is a partner in a major peanut processing and marketing business, in a pecan processing and marketing business and in an agricultural fertilizer and chemical production, sales and distribution business.

  Agriculture is generally cyclical in nature. Agricultural commodities are subject to wide fluctuations in price, based on supply of the farm commodities and demand for the raw or processed products. In addition, a portion of Gold Kist's business is dependent on the demand of farmers for the purchase of products, which is influenced by the general farm economy and the success of particular crops. The cyclical nature of Gold

Kist's operations related to various commodities causes variations from year to year in sales, costs, and prices which has resulted in net margins in certain years and losses in others.

  Gold Kist follows the general practice of hedging varying amounts of its feed ingredients by buying or selling options or contracts for future delivery in the commodity markets. While hedging is designed to reduce the risk of fluctuations in the market prices of commodities, hedging itself involves substantial risks and can result in losses. Gold Kist's activities related to commodities futures hedging strategies have not been significant to its feed grain requirements, and the results of commodities options transactions have not been material to results of operations.

  For information relating to Gold Kist's industry segments, see Note 10 of Notes to Consolidated Financial Statements.

                                    POULTRY

  Gold Kist provides cooperative purchasing and marketing services to its members who are producers under its integrated broiler or pork production programs. Six broiler complexes operating on a cooperative basis and encompassing broiler, pullet and breeder flocks, hatcheries, feed mills, poultry processing plants and transportation facilities, are located in Alabama, Florida and Georgia. Golden Poultry, a subsidiary owned 72% by Gold Kist, owns and operates integrated broiler complexes on a non-cooperative basis, in Alabama, Georgia and North Carolina. Carolina Golden Products Company, a general partnership consisting of Golden Poultry and AgriGolden, Inc., a wholly-owned subsidiary of Gold Kist, operates a poultry processing complex on a non-cooperative basis in South Carolina.

  The principal poultry products marketed are whole chickens, cut-up chickens, segregated chicken parts and further processed products packaged in various forms, i.e., bulk fresh ice pack, chill pack and frozen. Ice pack chicken is sold primarily to distributors, grocery stores and fast food chains. Chill pack chicken is packaged for retail sale and kept chilled by mechanical refrigeration from the packing plant to the store counter. Frozen chicken is marketed primarily to school systems, the military services, fast food chains and in the export market. Further processed products, which include preformed breaded chicken nuggets and patties, and deboned, skinless and marinated products, are marketed primarily to fast food and grocery store chains. Chill pack chicken is sold in certain localities under the Young 'n Tender (R) label; however, some volume is sold under customer's private labels. Most of the frozen chicken carries the Gold Kist (R) or Early Bird (R) label. Cornish game hens are marketed in frozen form primarily to hotels, restaurants and grocery stores under the Young 'n Tender and Medallion (R) labels.

  Broiler products are marketed directly from the processing plant in each broiler complex, from the Association's headquarters in Atlanta and from separate distribution facilities located near major metropolitan areas. Gold Kist is one of the largest poultry processors in the United States. It competes with other large processors and with smaller companies on the basis of price, quality and service.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of broiler products for each of the years indicated.

                                               FISCAL YEAR ENDED (000'S OMITTED)
                                               ---------------------------------
                                               JUNE 27,   JUNE 26,    JUNE 25,
                                                 1992       1993        1994
                                               --------------------- -----------
Broiler Products
  Volume......................................  $930,311  $1,041,175  $1,152,252
  Percentage (%)..............................      71.5        74.3        73.8

  Gold Kist also markets hogs raised by members and non-members in Alabama, Georgia and North Carolina.

                                 AGRI-SERVICES

  Gold Kist purchases, manufactures and processes fertilizers, agricultural chemicals, seed, pet food, feed, animal health products and other farm supply items for distribution and sale at wholesale and retail. These products are distributed through approximately 87 Gold Kist retail stores and at wholesale to national accounts and independent dealers. The Gold Kist stores are located in Alabama, Florida, Georgia and South Carolina. A typical store is a complete farm supply center offering for sale many types of feeds, animal health products, fertilizers, pesticides, seeds, farm supplies and equipment. It also offers services such as customized fertilizer spreading, field mapping, soil testing, insect scouting, and agronomic and animal nutrition advice. Urban locations offer turf and garden supplies, consumer items and houseware products.

  The Association operates a system of receiving and storing facilities for unprocessed commodities located principally in Alabama, Florida, Georgia and South Carolina. The principal farm commodities handled are soybeans, corn and other grains. Gold Kist has aggregate storage capacity of approximately seven million bushels. Approximately 98% of Gold Kist storage facilities are licensed by the federal or state government and can issue negotiable warehouse receipts. Pursuant to a renewable five year grain handling agreement which terminates in August 1995, Gold Kist utilizes these facilities and assets exclusively as independent buying points operating on a commission basis for the Archer Daniels Midland Company.

  Gold Kist distributes granular, blended and liquid fertilizers and fertilizer materials in bagged and bulk form. Gold Kist is a member of CF Industries, Inc., a cooperative owned by regional cooperatives, which produces and supplies fertilizer materials to its members. For the fiscal year ended June 25, 1994, Gold Kist purchased approximately 27% percent of its total volume of fertilizer materials and products at market prices from CF Industries. The remaining fertilizer materials and products were purchased from more than 50 other suppliers. Gold Kist is also a 50% general partner with Scott Petroleum Corporation in FarmKist Enterprises, an agricultural fertilizer and chemical production, sales and distribution business based in Greenville, Mississippi.

  The following table shows the amount and percentage of Gold Kist's net sales volume contributed by sales of fertilizer and chemical products for each of the years indicated.

                                                       FISCAL YEAR ENDED (000'S
                                                               OMITTED)
                                                      --------------------------
                                                      JUNE 27, JUNE 26, JUNE 25,
                                                        1992     1993     1994
                                                      -------- -------- --------
Fertilizer and Chemicals
  Volume............................................. $174,850 $173,778 $211,218
  Percentage (%).....................................     13.4     12.4     13.5

  Gold Kist's four AgriServices feed mills produce feeds distributed at wholesale or at retail through the Gold Kist stores and independent dealers. Approximately one-half of the feed distributed through the stores is delivered in bulk form directly from the feed mill to the farm; the remainder is sold in bag form.

  AgraTech Seeds, Inc., a wholly-owned subsidiary of Gold Kist, owns and operates a seed business which consists of the development, contract production, processing and sale primarily of proprietary seed varieties. Seed is marketed by AgraTech Seeds at wholesale to seed retailers, including Gold Kist stores and independent seed retail outlets, in the Southeast and Midwest. AgraTech Seeds contracts with farmers for the production of seed and processes or contracts for the processing of approximately 95% of the seeds it distributes. Proprietary corn, soybean, sorghum and peanut seed varieties are marketed under the trademark AgraTech (R).

                              PARTNERSHIP INTEREST

  Gold Kist, the Archer Daniels Midland Company ("ADM") and Alimenta Processing Corporation ("Alimenta") are partners in Golden Peanut Company, a general partnership formed to operate a peanut procuring, processing, and marketing business. Each partner leases peanut facilities, equipment, and fixed assets to the partnership. Gold Kist, as a general partner, participates in all partnership allocations in proportion to its 33 1/3% partnership interest. See
Note 9(b) of Notes to Consolidated Financial Statements.

  Golden Peanut Company procures, processes and markets peanuts and peanut by-products in each of the three peanut producing areas of the United States (Southeast, Southwest and Virginia/Carolina). Golden Peanut Company is a major processor of edible peanuts and is active in domestic and international markets.
The principal peanut product is shelled edible peanuts. Shelled edible peanuts are marketed primarily to manufacturers of peanut butter, candy and salted nuts and are sold in the export market. Golden Peanut also processes peanuts for sale in the shell or for processing by others into oil and meal.

                                  EXPORT SALES

  Gold Kist owns no physical facilities overseas and has no overseas employees. Product sales managers maintain sales networks overseas through contacts with independent dealers and customers. During the fiscal year ended June 25, 1994, the approximate export sales volume of the primary export product (poultry) was $37.7 million. During that period, export sales of poultry were mainly to customers in the former Soviet Union, Poland, Far East and the Caribbean area. Subsidized foreign competition has depressed export demand for many products. Export sales involve an additional element of transportation and credit risk to the shipper beyond that normally encountered in domestic sales.

                               PATRONAGE REFUNDS

  The By-Laws of Gold Kist provide that Gold Kist shall operate on a cooperative basis. After the close of each fiscal year, the net taxable margins of Gold Kist for that year from business done with or for member patrons (patronage margins) are computed and, after adjustments, are distributed to members as patronage refunds on the basis of their respective patronage during that year. Patronage refunds are distributed in the form of either qualified or nonqualified written notices of allocation (as defined for purposes of Subchapter T of the Internal Revenue Code). If qualified notices are used, at least 20% of each patronage refund is distributed in cash or by qualified check (as defined in the Internal Revenue Code) with the remainder distributed in written notices of allocated reserves. See Notes 1(f) and 6 of Notes to Financial Statements. Allocated reserves distributed as a part of either qualified or nonqualified notices bear no interest and are subordinate in the event of insolvency of the Association to outstanding patronage dividend certificates and to all indebtedness of Gold Kist. Patronage refunds distributed by check or as qualified written notices are deductible from Gold Kist's gross income for federal income tax purposes. To the extent that Gold Kist distributes nonqualified written notices of allocation, has income from transactions with nonmembers or has income from non-patronage sources, it will be taxed at the corporate rate. Gold Kist has subsidiaries which are not cooperatives, and the income of these subsidiaries is subject to corporate income taxes.

          DESCRIPTION OF SUBORDINATED CAPITAL CERTIFICATES OF INTEREST

  Gold Kist's Subordinated Capital Certificates of Interest of the six series offered hereby are issued under indentures (the "Indentures") between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). A separate Indenture dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980 and a Second Supplemental Indenture dated as of September 1, 1982, governs each of the following three series of certificates offered hereby: the Fifteen Year Subordinated Capital Certificates of

Interest (Series D), (the "Fifteen Year Certificates"); the Ten Year Subordinated Capital Certificates of Interest (Series D), (the "Ten Year Certificates"); and the Five Year Subordinated Capital Certificates of Interest (Series C), (the "Five Year Certificates"). The Two Year Subordinated Capital Certificates of Interest (Series A), (the "Two Year Certificates") are governed by an Indenture dated as of September 1, 1980. The Seven Year Subordinated Capital Certificates of Interest (Series A), (the "Seven Year Certificates") and the Three Year Subordinated Capital Certificates of Interest (Series A), (the "Three Year Certificates") are governed by separate Indentures dated as of September 1, 1985. The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-59948, No. 2-65587, No. 2-69267, No. 2-79538 and No. 33-428. With the exception of the maturities of and interest rates borne by the certificates issued thereunder, the redemption provisions, and the other exceptions indicated below, the terms of the six Indentures, as amended, and the certificates issued thereunder and offered hereby are identical in all material respects. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference.

  The certificates are unsecured obligations of Gold Kist which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures.) The certificates are issued in a minimum amount of $500 or in any larger amount. The certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose, except that, where payment is received by the 15th of January, April, July or October, the certificate will be issued as of the first of such month, and where payment is received by the 10th of any other month, the certificate will be issued as of the first of such month. Each Fifteen Year Certificate matures Fifteen years from the date of such certificate; each Ten Year Certificate matures ten years from the date of such certificate; each Seven Year Certificate matures seven years from the date of such certificate; each Five Year Certificate matures five years from the date of such certificate; each Three Year Certificate matures three years from the date of such certificate; and each Two Year Certificate matures two years from the date of such certificate. (Section 2.01 of the Indentures.)

  Each certificate bears interest from the date issued at the per annum rate stated on the face thereof. The rate of interest borne by certificates of each series shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any certificates theretofore issued. The Five, Seven, Ten and Fifteen Year Certificates are further subdivided and designated by subseries. Each subseries encompasses all Certificates of the particular series issued pursuant to a single determination of the rate of interest to be borne by Certificates of that series; more than one subseries may bear the same rate of interest. The current rate of interest borne by certificates of each series is set forth on the front cover of this Prospectus. Interest is payable on July 1 of each year to holders of record as of the preceding June 30. Holders of $5,000 or more of certificates of a given series are entitled to payment of interest on such certificates quarterly, on the first day in January, April, July and October of each year. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of certificates, Gold Kist will retain the interest otherwise payable to the holder and pay such interest (i) at the maturity of the certificate, (ii) annually (if the interest is accumulated quarterly and if requested by the holder), or (iii) subject to any applicable redemption penalty, upon redemption prior to maturity, in each case together with interest thereon at the per annum rate stated on the face of the certificate compounded as of each Interest Payment Date. Any holder who makes such a request may at any time, by written notice delivered to Gold Kist at its principal office in Atlanta, Georgia, terminate such request or withdraw any interest so retained together with accrued interest thereon through the date of withdrawal, or both. The certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of certificates which may be issued thereunder and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indentures of one or more additional series of certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the

Indentures.) Certificates of previous series have been issued and are outstanding under certain of the Indentures governing the certificates. As of June 25, 1994, there were the following aggregate principal amounts of the series offered hereby outstanding: Fifteen Year--$8,244,000; Ten Year-- $8,162,000; Seven Year--$7,439,000; Five Year--$13,234,000; Three Year--
$9,340,000; and Two Year--$9,759,000. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.01 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemption upon the death of a registered holder of a certificate, Gold Kist agrees to redeem prior to maturity a limited amount of the certificates of any series of Subordinated Capital Certificates of Interest offered hereby at the request of the registered holders. The maximum principal amount of certificates of any series that Gold Kist will redeem during each calendar quarter shall be equal to five percent (5%) of the aggregate principal amount of all certificates of that series outstanding at the end of the last preceding calendar quarter. For example, if there were $5,000,000 in principal amount of Fifteen Year Subordinated Capital Certificates of Interest (Series D) outstanding on March 31, 1995, Gold Kist would redeem at the request of the holders up to $250,000 of such Fifteen Year Certificates during the quarter beginning on April 1, 1995 and ending on June 30, 1995. (Section 3.04 of the Indenture governing the Fifteen Year Certificates; Section 3.03 of the remaining Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

               REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 Two and Three Year Certificates                --An amount equal to six (6)
                                                 months' interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.
 Five, Seven, Ten and Fifteen Year Certificates --An amount equal to one (1)
                                                 year's interest on the
                                                 principal amount of the
                                                 certificate computed at the
                                                 nominal (simple interest)
                                                 rate shown on the face of the
                                                 certificate.

  The redemption penalty computed as provided above will be deducted regardless of the length of time the certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

  A. For a Five Year Certificate in the principal amount of $1,000 bearing interest at 6.50%, purchased on January 1, 1995, and redeemed at the request of the holder on June 14, 1995, the redemption price would equal:

          $1,000.00 (Principal amount)
     plus     29.38 (165 days' accrued interest at 6.50% per annum)
          ---------
          $1,029.38
     less     65.00 (1 year's simple interest at 6.50% per annum)
          ---------
          $ 964.38  (Total Redemption Price)

  B. For a Five Year Certificate in the principal amount of $5,000, bearing interest at 6.50% (paid quarterly at the election of the holder), purchased on January 1, 1995 and redeemed at the request of the holder on June 15, 1995, the redemption price would equal:

          $5,000.00 (Principal amount)
     plus     66.78 (75 days' accrued interest at 6.50% per annum. Interest
          --------- previously paid on April 1, 1995 equals $81.25)
          $5,066.78
     less    325.00 (1 year's simple interest at 6.50% per annum)
          ---------
          $4,741.78 (Total Redemption Price)

  C. For a Five Year Certificate in the principal amount of $5,000 bearing interest at 6.50% (accumulated quarterly at the election of the holder), purchased on January 1, 1995, and redeemed at the request of the holder on June 15, 1997, the redemption price would equal:

          $5,000.00 (Principal amount)
     plus    856.55 (2 1/4 years, 75 days' accrued interest at 6.50% per annum
          --------- accumulated and compounded quarterly)
          $5,856.55
     less    325.00 (1 year's simple interest at 6.50% per annum)
          ---------
          $5,531.55 (Total Redemption Price)

  Except to the extent described above, certificates cannot be cashed by the holder before maturity.

  The indentures governing the Subordinated Capital Certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

REDEMPTION AT THE OPTION OF GOLD KIST

  Gold Kist may, at its option, redeem all, or from time to time any part, of the certificates of any subseries of Five, Seven, Ten or Fifteen Year Certificates on any date prior to maturity. The redemption price of each certificate redeemed at the option of Gold Kist will be an amount equal to the full principal amount redeemed (whether the certificate is redeemed in whole or in part), plus interest accrued but unpaid on the principal amount redeemed to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder), plus a redemption premium equal to one (1) year's interest on the principal amount redeemed, computed at the nominal (simple interest) rate shown on the face of the certificate. Notice of redemption will be mailed to each affected certificateholder not less than 15 nor more than 60 days before the redemption date. Gold Kist is not required to transfer or exchange any certificates selected for redemption in whole or in part.

 Gold Kist does not have the option of redeeming Two or Three Year Certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the certificates outstanding under each of the Indentures. As of June 25, 1994, Superior Indebtedness amounted to approximately $301,948,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest (ii) the obligations of FarmKist Enterprises, a general partnership in which Gold Kist has a 50% interest and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings
(loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Note 9(b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  Trust Company Bank is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to certificates of such series; provided that no such supplemental indenture shall (a) extend the maturity of any certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest, (b) reduce the 66 2/3% requirement as to the consent of the holders of the certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all certificates outstanding under the Indenture to consent to the postponement of interest on all certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of 10% in aggregate principal amount of the certificates outstanding under the Indentures. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures.)

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the certificates then outstanding under the Indenture may declare the principal of all certificates outstanding under the Indenture immediately due and payable. (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indenture.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $6,750,000 revolving credit line and a $20,000,000 uncommitted credit facility, all of which can be used for seasonal advances, both with the Trust Company Bank, under which varying amounts are outstanding from time to time. Any such indebtedness to the Trust Company Bank would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the Trust Company Bank, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. Trust Company Bank serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                 DESCRIPTION OF SUBORDINATED LOAN CERTIFICATES
             AND SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES

  Gold Kist's Subordinated Loan Certificates (Series C) (the "One Year Loan Certificates") are issued under an indenture (the "Indenture") dated as of September 1, 1979, amended by a First Supplemental Indenture dated as of September 1, 1980, between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). Gold Kist's Subordinated Large Denomination Loan Certificates of the two series offered hereby are issued under indentures (the "Indentures") between Gold Kist and Trust Company Bank, as Trustee (the "Trustee"). Separate Indentures dated as of September 1, 1985 govern the One Year Subordinated Large Denomination Loan Certificates (Series A) (the "One Year Jumbo Loan Certificates") and the Six Month Subordinated Large Denomination Loan Certificates (Series A) (the "Six Month Jumbo Loan Certificates"). The forms of the Indentures and Supplemental Indentures are filed as exhibits to Registration Statements No. 2-65587, No. 2-69267, and No. 33-428. The following summaries of certain provisions of the Indentures do not purport to be complete, and where particular provisions of the Indentures are referred to, such provisions, including definitions of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such references.

  The loan certificates are unsecured obligations of Gold Kist, which are transferable on the books of Gold Kist when properly endorsed, but are not negotiable. (Section 2.04 of the Indentures). The One Year Loan Certificates are issued in a minimum amount of $500 or in any larger amount. The One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are issued in minimum amounts of $50,000 and $20,000, respectively, or any larger amount. The loan certificates are issued as of the date on which payment of the purchase price is received by Gold Kist or its agent for such purpose and mature one year or six months, respectively, from that date.

  Loan certificates bear interest from the dates issued at the per annum rate stated on the face thereof. The rate of interest borne by loan certificates shall be determined from time to time by the Board of Directors of Gold Kist or its delegate, but no change in the rate will affect any loan certificates theretofore issued. The current rates of interest borne by loan certificates are set forth on the front cover of this Prospectus. Interest is payable on the maturity date. Holders of $5,000 or more of the One Year Loan Certificates are entitled to payment of interest on such loan certificates quarterly, on the first day of January, April, July and October of each year. Holders of the One Year Jumbo Loan Certificates and Six Month Jumbo Loan Certificates are entitled to payment of interest on such loan certificates monthly, on the first day of each month. (Sections 1.01 and 2.01 of the Indentures.)

  Upon the written request of a holder of loan certificates entitled to quarterly or monthly interest payments, on each Interest Payment Date Gold Kist will retain the interest otherwise payable to the holder and pay such interest at the maturity of the certificate, or subject to any applicable redemption penalty, upon redemption prior to maturity, together with interest thereon at the per annum rate stated on the face of the certificate, compounded as of each Interest Payment Date. The holder may terminate such request or withdraw any interest so retained together with interest accrued on such interest through the date of withdrawal, or both, at any time by written request delivered to Gold Kist at its principal office in Atlanta, Georgia. The loan certificates will be paid in full, including all principal and accrued but unpaid interest, at maturity. (Section 5.02 of the Indentures.)

  The Indentures do not limit the aggregate principal amount of loan certificates which may be issued thereunder, and each Indenture may be modified by Gold Kist and the Trustee, without the consent of the certificateholders, to provide for the issuance under the Indenture of one or more additional series of loan certificates having terms different from those of the series offered hereby. (Sections 2.01 and 10.01 of the Indentures.) As of June 25, 1994, there were the following aggregate principal amounts of the series offered hereby outstanding: One Year Loan Certificates -- $12,581,000, One Year Jumbo Loan Certificates -- $12,498,000, and Six Month Jumbo Loan Certificates -- $-0-. The Indentures do not limit the amount of other securities, either secured or unsecured, superior or subordinate to the loan certificates, which may be issued by Gold Kist.

REDEMPTION AT THE REQUEST OF CERTIFICATEHOLDER

  Upon the death of a registered holder of a loan certificate, at the request of (a) the personal representative of the deceased holder's estate or (b) any surviving joint holder of a jointly held certificate, Gold Kist will redeem loan certificates held by such deceased holder. In such event, redemption shall be at the full face value of the certificate redeemed plus interest accrued and unpaid thereon to the date of redemption only. (Section 3.02 of the Indentures.)

 Additional Redemptions at the Request of Certificateholder

  In addition to redemptions upon the death of a registered holder of a loan certificate, Gold Kist agrees to redeem prior to maturity the loan certificates of any series offered hereby at the request of the registered holders. (Section
3.03 of the Indentures.)

  All such redemptions shall be only at the written request of the registered holder(s) of the loan certificates redeemed delivered to the Association at its principal office in Atlanta, Georgia. Redemptions will be made in the order that such requests are received, and the redemption date will be a date determined by Gold Kist which is within fifteen (15) days after such request is received.

  The redemption price of each loan certificate redeemed will be an amount equal to the full principal amount of the certificate, plus interest accrued but unpaid to the redemption date (including, if appropriate, interest compounded on interest retained by the Association at the request of the holder) less a redemption penalty computed in accordance with the following table.

               REDEMPTION PENALTIES APPLICABLE TO VARIOUS CLASSES

 One Year Loan Certificates and One --An amount equal to three (3) months'
  Year Jumbo Loan Certificates       interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.
 Six Month Jumbo Loan Certificates  --An amount equal to one (1) month's interest on the principal amount of the
                                     certificate computed at the nominal
                                     (simple interest) rate shown on the
                                     face of the certificate.

  The redemption penalty computed in this manner will be deducted regardless of the length of time the loan certificate has been outstanding. The penalty could exceed the amount of interest paid or accrued on the loan certificate to the redemption date, thus resulting in a redemption price which is less than the principal amount of the loan certificate.

  The following examples illustrate the calculation of the redemption price assuming the stated principal amounts and interest rates. The Total Redemption Price in each example will vary with different interest rates and amounts of principal.

    A. For a One Year Loan Certificate in the principal amount of $1,000 bearing interest at 5.25%, purchased on January 1, 1995, and redeemed at the request of the holder on February 15, 1995, the redemption price would equal:

            $1,000.00  (Principal amount)
       plus      6.47  (45 days' accrued interest at 5.25% per annum)
            ---------
            $1,006.47
       less     13.13  (3 month's simple interest at 5.25% per annum)
            ---------
            $  993.34  (Total Redemption Price)

    B. For a One Year Loan Certificate in the principal amount of $5,000, bearing interest at 5.25% (paid quarterly at the election of the holder), purchased on January 1, 1995 and redeemed at the request of the holder on June 15, 1995, the redemption price would equal:

     $5,000.00   (Principal amount)
     plus 53.94  (75 days' accrued interest at 5.25% per annum. Interest previously paid
     ----------
     $5,053.94     on April 1, 1995 equals $65.63)
     less 65.63  (3 month's simple interest at 5.25% per annum)
     ----------
     $4,988.31   (Total Redemption Price)

  Total redemption price ($4,988.31) plus interest previously paid ($53.94) equals $5,042.25.

  The indentures governing the loan certificates of each series do not contain additional redemption provisions requiring Gold Kist to repurchase the certificates at the request of the certificateholder upon the occurrence of a change in control of Gold Kist, nor do the indentures contain any provisions designed to afford protection to certificateholders in the event of a highly leveraged transaction involving Gold Kist.

  Gold Kist does not have the option of redeeming loan certificates prior to maturity.

SUBORDINATION

  In case of liquidation of Gold Kist, whether voluntary or involuntary, the payment of the principal of and interest on the loan certificates is subordinate to the payment in full of the principal of and interest on any notes or accounts payable, now due or hereafter made by Gold Kist to any bank, any other lending agency or creditor ("Superior Indebtedness"); except that none of the Subordinated Capital Certificates of Interest issued pursuant to the Indentures dated as of December 1, 1977, September 1, 1979, September 1, 1980 or September 1, 1985, the One Year Subordinated Loan Certificates issued pursuant to the Indentures dated as of December 1, 1977 or September 1, 1979, the One Year or Six Month Subordinated Large Denomination Loan Certificates issued pursuant to the Indentures dated as of September 1, 1985, the 5% Cumulative Preferred Capital Certificates of Interest previously issued by Gold Kist, or the Cumulative Preferred Capital Certificates of Interest of any other series previously issued by Gold Kist shall be Superior Indebtedness, but shall rank equally with the loan certificates outstanding under each of the Indentures. As of June 25, 1994, Superior Indebtedness amounted to approximately $301,948,000, and additional Superior Indebtedness, without limitation, may be created from time to time. (Article Four and Section 1.01 of the Indentures.) Gold Kist is jointly and severally liable for (i) the obligations of Golden Peanut Company, a general partnership in which Gold Kist has a 33 1/3% interest, (ii) the obligations of FarmKist Enterprises, a general partnership in which Gold Kist has a 50% interest and (iii) the obligations of Young Pecan Company, a general partnership in which Gold Kist has a 25% equity interest and a 35% earnings (loss) allocation. Any such liability incurred would constitute additional Superior Indebtedness. See Note 9 (b) of Notes to Consolidated Financial Statements.

  Nothing contained in the subordination provisions prevents Gold Kist from making payments of principal or interest on the loan certificates except during the pendency of any dissolution or liquidation proceedings with respect to Gold Kist.

DUTIES OF TRUSTEE

  Trust Company Bank is the Trustee under each Indenture and is to perform only such duties as are specifically set forth in the Indenture. (Section 8.01 of the Indentures.) In the event of a default, the holders of a majority in aggregate principal amount of the loan certificates outstanding at the time under any Indenture have the right to require the Trustee to take action to remedy such default. (Section 7.12 of the Indentures.)

MODIFICATION OF THE INDENTURE

  Each Indenture contains provisions permitting Gold Kist and the Trustee, (i) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of all the loan certificates outstanding under the Indenture on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture or any supplemental indenture so as to modify the rights of the holders of all the loan certificates or (ii) with the written consent of the holders of not less than 66 2/3% in aggregate principal amount of the loan certificates of a given series outstanding under the Indenture, on a record date set for such purpose, to execute supplemental indentures amending the provisions of the Indenture relating to loan certificates of such series; provided that no such supplemental indenture shall
(a) extend the maturity of any loan certificate or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest, (b) reduce the 66 2/3% requirement as to the consent of the holders of the loan certificates outstanding under the Indenture or of any series of certificates outstanding thereunder, as required, for amendment of the provisions of the Indenture, or (c) modify the provisions of the Indenture which allow holders of not less than 75% of all loan certificates outstanding under the Indenture to consent to the postponement of interest on all loan certificates outstanding under the Indenture for a period not exceeding three (3) years from its due date, without the consent of the holder of each loan certificate affected thereby. (Section 10.02 of the Indentures.)

DEFAULTS AND NOTICE THEREOF

  Each Indenture provides that any of the following shall constitute an event of default: (a) failure to pay principal when due; (b) failure to pay interest when due, continued for sixty (60) days; (c) certain events of bankruptcy or insolvency; and (d) failure to perform any other covenant or agreement contained in the Indenture, which failure continues for ninety (90) days after notice to Gold Kist by the Trustee or holders of at least 10% in aggregate principal amount of the outstanding loan certificates under the Indenture. (Section 7.01 of the Indentures.)

  Each Indenture provides that the Trustee shall, within ninety (90) days after the occurrence of an event of default, give to the Certificateholders notice of all such defaults unless such defaults have been cured, provided that, except in the case of a default in the payment of principal of or interest on any of the loan certificates outstanding under the Indenture, the Trustee shall be protected in withholding such notice if, and so long as, the Trustee determines that the withholding of such notice is in the interest of the Certificateholders. (Section 8.02 of the Indentures).

  Each Indenture provides that upon the occurrence of a default, the Trustee or the holders of not less than 25% in aggregate principal amount of the loan certificates then outstanding under the Indenture may declare the principal of all loan certificates outstanding under the Indenture immediately due and payable (Section 7.02 of the Indentures.)

SATISFACTION AND DISCHARGE OF INDENTURE

  Each Indenture shall be discharged upon payment of all loan certificates outstanding thereunder or upon deposit with the Trustee of funds sufficient therefor. (Section 11.01 of the Indentures.)

AUTHENTICATION AND DELIVERY OF CERTIFICATES

  The loan certificates may be authenticated by the Trustee in the form set forth in each Indenture and delivered upon the written order of Gold Kist without any further corporate action. (Section 2.03 of the Indentures.)

STATEMENTS AS TO COMPLIANCE

  Each Indenture requires Gold Kist to furnish to the Trustee annually a statement that Gold Kist has fulfilled all of its obligations throughout the year, or specifying any default in the fulfillment of any such obligation. (Section 5.07 of the Indentures.) In addition, upon any application or demand by Gold Kist to the Trustee to take any action under any of the provisions of the Indenture, Gold Kist shall first furnish to the Trustee an Officer's Certificate stating that all such conditions precedent provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel to Gold Kist stating that in the opinion of such counsel all such conditions precedent have been complied with. (Section 1.02 of the Indentures.)

CONCERNING THE TRUSTEE

  Gold Kist has a $6,750,000 revolving credit line and a $20,000,000 uncommitted credit facility, all of which can be used for seasonal advances, both with the Trust Company Bank, under which varying amounts are outstanding from time to time. Any such indebtedness to the Trust Company Bank would constitute Superior Indebtedness as defined in the Indenture. Gold Kist also maintains deposit accounts with the Trust Company Bank, and from time to time the Bank provides other banking and trust services to Gold Kist in the ordinary course of its business. Trust Company Bank serves as trustee under indentures governing certain previously issued series of Subordinated Capital Certificates of Interest and Subordinated Loan Certificates.

                                    EXPERTS

  The consolidated financial statements and schedules of Gold Kist Inc. as of June 26, 1993 and June 25, 1994, and for each of the years in the three-year period ended June 25, 1994 included herein or incorporated by reference in the registration statement have been included herein or incorporated by reference in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein or incorporated by reference, and upon the authority of said firm as experts in accounting and auditing. The reports of KPMG Peat Marwick LLP covering the June 25, 1994 consolidated financial statements refer to changes in accounting for income taxes and postretirement benefits other than pensions.

  The consolidated financial statements of Golden Peanut Company and Subsidiaries (not presented separately herein) have been audited by Ernst & Young LLP, independent auditors, as of June 30, 1994 and 1993 and for each of the years in the three-year period ended June 30, 1994 as set forth in their report thereon (which contains an explanatory paragraph with respect to a change in accounting for postretirement benefits other than pensions) appearing elsewhere herein. The consolidated financial statements audited by Ernst & Young LLP reflect certain amounts which have been included in the consolidated financial statements of Gold Kist Inc. as of June 26, 1993 and June 25, 1994, and for each of the three years in the period ended June 25, 1994 in reliance on their report given upon the authority of such firm as experts in accounting and auditing.

                       QUALIFIED INDEPENDENT UNDERWRITER

  Interstate/Johnson Lane Corporation, a member of the NASD, has participated as a qualified independent underwriter, for compensation paid by Gold Kist, in the "due diligence" review with respect to the preparation of this Prospectus.

                                 LEGAL OPINION

  The legality of the securities offered hereby is being passed upon for Gold Kist by Alston & Bird, One Atlantic Center, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Gold Kist Inc.:

  We have audited the accompanying consolidated balance sheets of Gold Kist Inc. and subsidiaries as of June 26, 1993 and June 25, 1994, and the related consolidated statements of operations, patrons' and other equity, and cash flows for each of the years in the three-year period ended June 25, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Golden Peanut Company, a partnership investment accounted for using the equity method of accounting, as described in Note 9(b) to the consolidated financial statements. The consolidated financial statements of Golden Peanut Company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Golden Peanut Company, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gold Kist Inc. and subsidiaries as of June 26, 1993 and June 25, 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 25, 1994, in conformity with generally accepted accounting principles.

  As discussed in notes 6 and 7(b) to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994 and its method of accounting for postretirement benefits other than pensions in 1992.

                                          KPMG PEAT MARWICK LLP

Atlanta, Georgia
September 2, 1994

                         REPORT OF INDEPENDENT AUDITORS

Partnership Committee
Golden Peanut Company

  We have audited the consolidated balance sheets of Golden Peanut Company and Subsidiaries (the "Partnership") as of June 30, 1994 and 1993, and the related consolidated statements of income, partners' equity, and cash flows for each of the three years in the period ended June 30, 1994 (not presented separately herein). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Peanut Company and Subsidiaries at June 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1994, in conformity with generally accepted accounting principles.

  In 1994, the Partnership changed its method of accounting for postretirement benefits other than pensions.

                                          ERNST & YOUNG LLP

Atlanta, Georgia
August 12, 1994

                                 GOLD KIST INC.

                          CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                     JUNE 26, 1993 JUNE 25, 1994
                                                     ------------- -------------
                          ASSETS
Current assets:
 Cash and cash equivalents.........................    $ 31,086        15,670
 Receivables, principally trade, including notes
  receivable of $32.1 million in 1993 and $42.8
  million in 1994, less allowance for doubtful ac-
  counts of $5,255 in 1993 and $5,369 in 1994......     133,771       160,714
 Inventories (note 2)..............................     174,504       198,467
 Other current assets..............................       3,365        14,758
                                                       --------       -------
  Total current assets.............................     342,726       389,609
Investments (note 9)...............................      75,318        72,105
Property, plant and equipment, net (note 3)........     204,481       204,783
Other assets.......................................      42,577        49,935
                                                       --------       -------
                                                       $665,102       716,432
                                                       ========       =======

                            LIABILITIES AND EQUITY

Current liabilities:
 Notes payable and current maturities of long-term
 debt (note 4):
  Short-term borrowings............................    $    --         12,798
  Subordinated loan certificates...................      26,386        25,079
  Current maturities of long-term debt.............      28,044        35,405
                                                       --------       -------
                                                         54,430        73,282
 Accounts payable..................................      94,236       117,926
 Accrued compensation and related expenses.........      23,078        26,431
 Patronage refund and other equity payable in cash.       8,526        14,588
 Interest left on deposit (note 4).................      13,392         9,340
 Other current liabilities.........................       8,435         8,195
                                                       --------       -------
  Total current liabilities........................     202,097       249,762
Long-term debt, excluding current maturities (note
 4)................................................     120,334       109,817
Accrued postretirement benefit costs (note 7(b))...      31,841        34,488
Other liabilities..................................         617           687
                                                       --------       -------
  Total liabilities................................     354,889       394,754
                                                       --------       -------
Minority interest..................................      24,593        25,016
Patrons' and other equity (note 5):
 Common stock, $1.00 par value--Authorized 500
  shares;
  issued and outstanding 79 in 1993 and 1994.......          79            79
 Revolving fund and cumulative preferred certifi-
  cates............................................      10,253           --
 Patronage reserves................................     204,148       213,798
 Retained earnings.................................      71,140        82,785
                                                       --------       -------
  Total patrons' and other equity..................     285,620       296,662
Commitments and contingent liabilities (notes 7 and
 8)................................................
                                                       --------       -------
                                                       $665,102       716,432
                                                       ========       =======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (AMOUNTS IN THOUSANDS)

                                                      YEARS ENDED
                                       -----------------------------------------
                                       JUNE 27, 1992 JUNE 26, 1993 JUNE 25, 1994
                                       ------------- ------------- -------------
Net sales volume.....................   $1,300,906     1,400,566     1,561,034
Cost of sales........................    1,210,961     1,249,509     1,385,239
                                        ----------     ---------     ---------
 Gross margins.......................       89,945       151,057       175,795
Distribution, administrative and gen-
 eral expenses.......................      103,681       111,519       121,417
                                        ----------     ---------     ---------
 Net operating margins (loss)........      (13,736)       39,538        54,378
                                        ----------     ---------     ---------
Other income (deductions):
 Interest income.....................       11,124         7,540         6,752
 Interest expense....................      (18,545)      (17,163)      (13,924)
 Equity in earnings (loss) of part-
  nership (note 9(b))................       11,404         4,659        (1,110)
 Miscellaneous, net..................        5,712         9,118         3,978
                                        ----------     ---------     ---------
                                             9,695         4,154        (4,304)
                                        ----------     ---------     ---------
 Margins (loss) before income taxes,
  minority interest and
  cumulative effect of accounting
  changes............................       (4,041)       43,692        50,074
Income tax expense (benefit)-(note
 6)..................................       (1,449)       14,187        14,861
                                        ----------     ---------     ---------
 Margins (loss) before minority in-
  terest and cumulative
  effect of accounting changes.......       (2,592)       29,505        35,213
Minority interest....................          949        (2,267)       (1,148)
                                        ----------     ---------     ---------
 Margins (loss) before cumulative ef-
  fect of accounting changes.........       (1,643)       27,238        34,065
Cumulative effect of changes in ac-
 counting:
 Income taxes (note 6)...............          --            --          5,339
 Postretirement benefits other than
  pensions (net of
  income tax benefit of $10,698)-
  (note 7(b))........................      (18,971)          --            --
                                        ----------     ---------     ---------
 Net margins (loss)..................   $  (20,614)       27,238        39,404
                                        ==========     =========     =========

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

              CONSOLIDATED STATEMENTS OF PATRONS' AND OTHER EQUITY

       FOR THE YEARS ENDED JUNE 27, 1992, JUNE 26, 1993 AND JUNE 25, 1994

                             (AMOUNTS IN THOUSANDS)

                                                 REVOLVING
                                                  FUND AND
                                                 CUMULATIVE
                                         COMMON  PREFERRED   PATRONAGE RETAINED
                                TOTAL    STOCK  CERTIFICATES RESERVES  EARNINGS
                               --------  ------ ------------ --------- --------
June 29, 1991................. $296,940    86      11,107     210,489   75,258
 Net loss for 1992............  (20,614)  --          --          --   (20,614)
 Notified equity payable
  in cash.....................     (137)  --          --         (137)       -
 Redemptions and other
  changes.....................   (4,733)   (5)       (546)     (8,726)   4,544
                               --------   ---     -------     -------  -------
June 27, 1992.................  271,456    81      10,561     201,626   59,188
 Net margins for 1993.........   27,238   --          --       19,107    8,131
 Nonqualified patronage refund
  and other equity payable
  in cash.....................   (8,525)  --          --       (8,525)       -
 Redemptions and other
  changes.....................   (4,549)   (2)       (308)     (8,060)   3,821
                               --------   ---     -------     -------  -------
June 26, 1993.................  285,620    79      10,253     204,148   71,140
 Net margins for 1994.........   39,404   --          --       30,830    8,574
 Nonqualified patronage refund
  and other equity payable
  in cash.....................  (14,588)  --          --      (14,588)       -
 Redemptions and other
  changes.....................  (13,774)  --      (10,253)     (6,592)   3,071
                               --------   ---     -------     -------  -------
June 25, 1994................. $296,662    79         --      213,798   82,785
                               ========   ===     =======     =======  =======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                        YEARS ENDED
                                                         -----------------------------------------
                                                         JUNE 27, 1992 JUNE 26, 1993 JUNE 25, 1994
                                                         ------------- ------------- -------------
Cash flows from operating activities:
 Net margins (loss).....................................   $(20,614)       27,238        39,404
 Non-cash items included in net margins (loss):
  Depreciation and amortization.........................     34,518        36,315        37,251
  Cumulative effect of changes in accounting principles.     18,971           --         (5,339)
  Gains on sales of assets..............................       (468)         (703)         (201)
  Equity in (earnings) loss of partnership..............    (11,404)       (4,659)        1,110
  Deferred income tax benefit...........................     (9,826)       (1,650)       (5,562)
  Other.................................................     (6,988)        2,943         3,208
 Changes in operating assets and liabilities:
  Receivables...........................................     (6,818)       (4,902)      (26,943)
  Inventories...........................................    (16,627)       (5,018)      (23,963)
  Other current assets..................................       (551)          546           152
  Income tax refund (deposit)...........................     20,953           --         (5,038)
  Accounts payable and accrued expenses.................      2,216        16,167        26,803
  Interest left on deposit..............................         26           532        (4,052)
                                                           --------       -------       -------
   Net cash provided by operating activities............      3,388        66,809        36,830
                                                           --------       -------       -------
Cash flows from investing activities:
 Acquisitions of investments............................     (3,024)         (212)         (762)
 Acquisitions of property, plant and equipment..........    (45,948)      (23,280)      (37,232)
 Proceeds from partnership earnings distribution........     22,695        11,404         1,770
 Proceeds from disposal of investments..................     12,021         1,795         1,279
 Proceeds from sales of loans...........................        --         20,084         5,040
 Other..................................................     (3,842)        1,498        (7,653)
                                                           --------       -------       -------
   Net cash provided by (used in) investing activities..    (18,098)       11,289       (37,558)
                                                           --------       -------       -------
Cash flows from financing activities:
 Short-term borrowings (repayments), net................     15,843       (48,675)       11,491
 Proceeds from long-term debt...........................     26,226        22,381        26,668
 Principal payments of long-term debt...................    (19,611)      (28,056)      (30,130)
 Patronage refunds and other equity paid in cash........     (8,821)       (4,812)      (22,717)
                                                           --------       -------       -------
   Net cash provided by (used in) financing activities..     13,637       (59,162)      (14,688)
                                                           --------       -------       -------
   Net change in cash and cash equivalents..............     (1,073)       18,936       (15,416)
Cash and cash equivalents at beginning of year..........     13,223        12,150        31,086
                                                           --------       -------       -------
Cash and cash equivalents at end of year................   $ 12,150        31,086        15,670
                                                           ========       =======       =======
Supplemental disclosure of cash flow data:
 Cash paid during the years for:
   Interest (net of amounts capitalized)................   $ 14,258        17,495        18,575
                                                           ========       =======       =======
   Income taxes.........................................   $  8,721        12,791        23,352
                                                           ========       =======       =======

          See accompanying notes to consolidated financial statements.

                                 GOLD KIST INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 JUNE 27, 1992, JUNE 26, 1993 AND JUNE 25, 1994

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies of Gold Kist Inc. and subsidiaries conform to generally accepted accounting principles and to general practices among agricultural cooperatives. The following is a summary of the significant accounting policies.

  (a) Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Gold Kist Inc. and its wholly and majority owned subsidiaries (Gold Kist). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 1993 consolidated financial statements to conform to the presentation in the 1994 consolidated financial statements.

  (b) Cash and Cash Equivalents

  Gold Kist's policy is to invest cash in excess of operating requirements in highly liquid interest bearing debt instruments, which include commercial paper and reverse repurchase agreements. These investments are stated at cost which approximates market. For purposes of the consolidated statements of cash flows, Gold Kist considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

  (c) Inventories

  Merchandise for sale includes feed, fertilizer, seed, pesticides, equipment and general farm supplies purchased or manufactured by Gold Kist for sale to agricultural producers and consumers. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market.

  Live poultry and hogs consist of broilers, market hogs and breeding stock. The broilers and market hogs are stated at the lower of average cost or market. The breeding stock is stated at average cost, less accumulated amortization.

  Raw materials and supplies consist of feed and fertilizer ingredients, uncleaned seed, hatching eggs, packaging materials and operating supplies. These inventories are stated, generally, on the basis of the lower of cost (first-in, first-out or average) or market. Gold Kist hedges varying amounts of its feed ingredient purchases to minimize the risk of adverse price fluctuations. Futures contracts are accounted for as hedges and option contracts are accounted for at market. Gains or losses on futures and options transactions are included as a part of product cost.

  Marketable products consist primarily of dressed and further processed poultry. These inventories are stated, principally, on the basis of selling prices, less estimated brokerage, freight and certain other selling costs where applicable (estimated net realizable value).

  (d) Property, Plant and Equipment

  Property, plant and equipment is recorded at cost. Depreciation of plant and equipment is calculated by the straight-line method over the estimated useful lives of the respective assets.

                                 GOLD KIST INC.

  (e) Investments

  Investments in other cooperatives are recorded at cost and include the amount of patronage refund certificates and patrons' equities allocated, less distributions received. These investments are not readily marketable and quoted market prices are not available. The equity method of accounting is used for investments in other companies in which Gold Kist's voting interest is 20 to 50 percent. Investments in less than 20 percent owned companies are stated at cost. Investment in the marketable equity security is stated at the lower of cost or market (see note 9(a)).

  Gold Kist's investment in the Golden Peanut Company partnership is accounted for using the equity method (see note 9(b)). Other investments accounted for under the equity method are not significant.

  (f) Income Taxes

  Gold Kist operates as an agricultural cooperative not exempt from Federal income taxes. Aggregate margins not refunded in cash to members or allocated in the form of qualified written notices are subject to income taxes.

  The bylaws of Gold Kist provide for the issuance of either qualified or nonqualified patronage refunds (as defined for purposes of Subchapter T of the Internal Revenue Code). Gold Kist utilized nonqualified patronage refunds in 1993 and 1994, which are deductible for income tax purposes only to the extent paid or redeemed in cash.

  Effective June 27, 1993, Gold Kist adopted the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes" and reported the cumulative effect of that change in the method of accounting for income taxes in the 1994 consolidated statement of operations. SFAS 109 requires an asset and liability approach in accounting for income taxes and, therefore, required a change from the deferred method Gold Kist previously used. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

  Pursuant to the deferred method under Accounting Principles Board Opinion 11, which was applied in fiscal 1993 and prior years, deferred income taxes that were reported in different years for financial reporting purposes and income tax purposes were recognized for income and expense items using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

  (g) Fair Value of Financial Instruments

  Gold Kist's financial instruments include cash and cash equivalents, accounts receivables and payables, notes receivable and debt. Because of the short maturity of cash equivalents, accounts receivables and payables, and certain short-term debt which matures in less than one year, the carrying value approximates fair value. All financial instruments are considered to have an estimated fair value which approximates carrying value at June 25, 1994 unless otherwise specified.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  (h) Fiscal Year

  Gold Kist employs a 52/53 week fiscal year. The consolidated financial statements for 1992, 1993 and 1994 reflect 52 weeks. Fiscal 1995 will be a 53 week year.

(2) INVENTORIES

  Inventories are summarized as follows:

                                                                  1993    1994
                                                                -------- -------
       Merchandise for sale.................................... $ 57,147  65,795
       Live poultry and hogs...................................   63,616  75,600
       Raw materials and supplies..............................   30,990  30,090
       Marketable products.....................................   22,751  26,982
                                                                -------- -------
                                                                $174,504 198,467
                                                                ======== =======

(3) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is summarized as follows:

                                                                  1993    1994
                                                                -------- -------
       Land and land improvements.............................. $ 28,228  29,757
       Buildings...............................................  151,647 159,065
       Machinery and equipment.................................  282,736 304,535
       Construction in progress................................    2,600   4,332
                                                                -------- -------
                                                                 465,211 497,689
       Less accumulated depreciation...........................  260,730 292,906
                                                                -------- -------
                                                                $204,481 204,783
                                                                ======== =======

  Gold Kist owns a 54% interest in its corporate headquarters building through its investment in GC Properties, a general partnership formed between Gold Kist and Cotton States Mutual Insurance Company solely for the purpose of acquiring the corporate headquarters building and related mortgage obligation. One director of Gold Kist is a director of the Cotton States Insurance Group.

  Gold Kist's indirect 54% interest in the aforementioned building and related accumulated depreciation, based on historical cost, is included in property, plant and equipment in the accompanying consolidated financial statements.

(4) NOTES PAYABLE AND LONG-TERM DEBT

  At June 25, 1994, Gold Kist had unused loan commitments of $37.4 million and additional uncommitted facilities to provide loans and letters of credit from banks aggregating approximately $122.6 million. These short-term, unsecured borrowings bear interest at rates below prime.

  Subordinated loan certificates of $25.1 million at June 25, 1994 bore interest from 3.75% to 5.75% with terms of one year and were unsecured.

  Interest left on deposit represents amounts of interest payable, which at the option of the holders of various classes of certificates, is left on deposit with Gold Kist. Additional interest on these amounts accrues at the same rates as the related certificates. Approximately $4.5 million of interest left on deposit was redeemed as a part of the redemption of the cumulative preferred certificates of interest during 1994 (see note 5).

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Long-term debt is summarized as follows:

                                                                 1993    1994
                                                               -------- -------
Unsecured senior notes payable:
 9.375% interest notes, due in semi-annual installments of
  $5,500 with interest payable semiannually................... $ 44,000  33,000
 9.90% interest notes, due in semi-annual installments of
  $1,539 with interest payable semiannually...................   18,462  15,384
 9.35% interest note, due in a single installment in June 2001
  with interest payable quarterly.............................   20,000  20,000
Other long term debt:
 Revolving credit agreement with a commercial bank (weighted
  average rate of 5.0% at June 25, 1994)......................      --    7,000
 Subordinated capital certificates of interest with interest rates ranging from 4.50% to 16.50% and with fixed maturities ranging from two to fifteen years, unsecured (weighted
  average interest rate of 8.3% at June 26, 1993 and 7.7% at
  June 25, 1994)..............................................   52,837  58,387
 Tax exempt industrial revenue bonds with varying interest
  rates due in quarterly and annual installments through 2002,
  secured by property, plant and equipment....................    7,325   6,263
 Pro rata share of mortgage loan, at 8.47% interest, due in
  monthly installments to June 30, 2004, secured by a building
  (note 3)....................................................    2,832   2,673
 Other........................................................    2,922   2,515
                                                               -------- -------
                                                                148,378 145,222
 Less current maturities......................................   28,044  35,405
                                                               -------- -------
                                                               $120,334 109,817
                                                               ======== =======

  In June 1991, Gold Kist entered into a three-year concurrent interest rate exchange agreement on its 9.35% unsecured senior note for another party's interest obligations on an equivalent amount of principal at a floating rate. For the year ended June 25, 1994, the average interest rate was 5.35%. The exchange agreement expired in June 1994 and was not renewed.

  Based upon discounted cash flows of future payments, assuming interest rates available to Gold Kist for issuance of debt with similar terms and remaining maturities, the estimated fair value of the unsecured senior notes payable at June 25, 1994 was approximately $71.7 million.

  The terms of debt agreements specify minimum working capital, net worth and current ratio. The debt agreements also place a limitation on equity distribution, cash patronage refunds and additional loans, advances or investments. The limitation provides for a carryover to 1995 of unused amounts, $37.2 million as of June 25, 1994, and is increased by 50% of Gold Kist's net margins (or minus 100% of a net loss) before any gains or losses on disposals of capital assets or equity in unremitted earnings of any affiliate. At June 25, 1994, Gold Kist was in compliance with the terms of the agreements.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Annual required principal repayments on long-term debt for the five fiscal years subsequent to June 25, 1994 are as follows:

       Fiscal year:
        1995............................................................ $35,405
        1996............................................................  24,605
        1997............................................................  17,959
        1998............................................................   9,920
        1999............................................................  10,541
                                                                         =======

(5) PATRONS' AND OTHER EQUITY

  Gold Kist's Articles of Incorporation provide for a class of common stock and a class of preferred stock pursuant to the provisions of the Georgia Cooperative Marketing Act. Each member is allocated one share of common stock, $1.00 par value. The common shares are not marketable or transferable and no dividends will be declared on these common shares. No issuance of preferred stock has been authorized by Gold Kist.

  Revolving fund certificates and patronage reserves represent allocated undistributed member margins less taxes paid on nonqualified equity. Patronage reserves do not bear interest and are subordinated to all certificates outstanding and indebtedness of Gold Kist. Patronage reserves may be revolved and paid at the discretion of the Board of Directors.

  Revolving fund certificates and cumulative preferred capital certificates of interest with no fixed maturities are no longer issued and were redeemed in 1994. Interest on cumulative preferred capital certificates of interest and revolving fund certificates was charged against retained earnings. The interest rates on these certificates were 5% during 1992, 1993 and 1994.

  Retained earnings include the cumulative net margins (losses) resulting from nonmember and nonpatronage transactions, including noncooperative subsidiaries. Also included are amounts related to the early redemption of notified equity, representing the difference between the face value and the redemption amounts.

(6) INCOME TAXES

  As discussed in Note 1 (f), the Company adopted SFAS 109 as of June 27, 1993. The cumulative effect of this change in accounting for income taxes, which resulted in a tax benefit of $5.3 million, was determined as of June 27, 1993 and was reflected in the consolidated statement of operations for the year ended June 25, 1994. Prior years' financial statements have not been restated to apply the provisions of SFAS 109.

  The provisions for income tax expense (benefit), principally Federal, consist of the following:

                                                         1992     1993    1994
                                                        -------  ------  ------
Current expense........................................ $ 8,377  15,837  20,423
Deferred benefit.......................................  (9,826) (1,650) (5,562)
                                                        -------  ------  ------
                                                        $(1,449) 14,187  14,861
                                                        =======  ======  ======

  In addition, Gold Kist recognized a deferred income tax benefit of $10,698 in 1992 related to the cumulative effect of change in accounting for postretirement benefits other than pensions.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The significant components of deferred income tax benefit from operations for the year ended June 25, 1994 are as follows:

Deferred tax benefit (exclusive of the effect of the other components below)...............................................................  $(5,439)
Adjustments to deferred tax assets and liabilities for enacted changes
 in tax rates.........................................................     (328)
Increase in beginning-of-year balance of the valuation allowance for
 deferred tax assets..................................................      205
                                                                        -------
                                                                        $(5,562)
                                                                        =======

  Gold Kist's combined federal and state effective tax rates from operations for 1992, 1993 and 1994 were 36%, 32% and 30%, respectively. A reconciliation of income tax expense (benefit) from operations computed by applying the Federal corporate income tax rate of 34% in 1992 and 1993 and 35% in 1994 to margins (loss) before income taxes, minority interest and cumulative effect of accounting changes for the applicable year follows:

                                                       1992     1993    1994
                                                      -------  ------  ------
Computed expected income tax expense (benefit)....... $(1,374) 14,855  17,526
Increase (decrease) in income tax expense (benefit)
 resulting from:
 Cash portion of nonqualified patronage refund.......     --   (1,183) (1,420)
 Effect of state income taxes, net of Federal
  benefit............................................     573   1,428   1,050
 Nonqualified equity redemptions.....................    (616)   (575)   (525)
 Other, net..........................................     (32)   (338) (1,770)
                                                      -------  ------  ------
                                                      $(1,449) 14,187  14,861
                                                      =======  ======  ======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 25, 1994 are as follows:

                                                                         1994
                                                                        -------
       Deferred tax assets:
        Postretirement benefits expense................................ $13,478
        Insurance accruals.............................................   8,839
        Bad debt reserves..............................................   2,386
        State tax operating loss carryforwards.........................   1,913
        Other..........................................................   1,804
                                                                        -------
         Total gross deferred tax assets...............................  28,420
        Less valuation allowance.......................................  (1,913)
                                                                        -------
         Net deferred tax assets.......................................  26,507
                                                                        -------
       Deferred tax liabilities:
        Accelerated depreciation.......................................  (2,986)
        Deferred compensation..........................................  (4,103)
                                                                        -------
         Total deferred tax liabilities................................  (7,089)
                                                                        -------
         Net deferred tax assets....................................... $19,418
                                                                        =======

  The valuation allowance for deferred tax assets as of June 27, 1993 was $1,708. The net change in the total valuation allowance for the year ended June 25, 1994 was an increase of $205.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The Association's management believes the existing net deductible temporary differences comprising the total net deferred tax assets will reverse during periods in which the Association generates net taxable income.

  Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes. The sources of deferred income taxes and their tax effects are as follows:

                                                                 1992     1993
                                                                -------  ------
       Depreciation expense.................................... $  (527) (1,433)
       Deferred compensation expense...........................   1,016     167
       Insurance accruals......................................  (1,751) (1,839)
       Equity in partnerships..................................  (7,821)    133
       Other, net..............................................    (743)  1,322
                                                                -------  ------
                                                                $(9,826) (1,650)
                                                                =======  ======

  During 1993, the Internal Revenue Service (IRS) concluded its examination of Gold Kist's 1987 through 1989 Federal income tax returns and issued a notice of deficiency. In April 1994, the remaining issue, whether Gold Kist must recognize taxable income related to the redemption of its qualified notified equity at less than face amount, was litigated before the United States Tax Court. A decision is not expected before fall 1995. The amount at issue, including interest through June 25, 1994, was approximately $2.7 million. In the event an additional assessment is made for the aforementioned issue for the 1990 through 1994 Federal income tax returns, this amount including interest through June 25, 1994 would approximate $4.8 million.

(7) EMPLOYEE BENEFITS

  (a) Pension Plans

  Gold Kist has noncontributory defined benefit pension plans covering substantially all of its employees and directors and an affiliate's employees (participants). The plan covering the salaried participants provides pension benefits that are based on the employees' compensation during the years before retirement or other termination of employment. The plan covering the hourly participants provides pension benefits that are based on years of service. Gold Kist's funding policy is to contribute within the guidelines prescribed by Federal regulations. Plan assets consist principally of corporate equities and bonds, and United States Government and Agency obligations.

  Net periodic pension income (expense) for 1992, 1993 and 1994 included the following components:

                                                         1992     1993    1994
                                                        -------  ------  ------
Service cost--benefits earned during the year.......... $(2,592) (3,422) (3,720)
Interest cost on projected benefit obligations.........  (5,585) (6,247) (6,479)
Actual return on plan assets...........................  14,020  11,116   3,236
Net amortization and deferral..........................  (4,731) (1,827)  5,989
                                                        -------  ------  ------
 Net periodic pension income (expense)................. $ 1,112    (380)   (974)
                                                        =======  ======  ======

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following table sets forth the plans' funded status, amounts recognized in the consolidated balance sheets at June 26, 1993 and June 25, 1994 and economic assumptions:

                                                                1993     1994
                                                              --------  -------
Actuarial present value of benefit obligations:
 Vested participants........................................  $ 66,636   69,662
 Nonvested..................................................     5,542    5,416
                                                              --------  -------
  Total accumulated benefit obligations.....................  $ 72,178   75,078
                                                              ========  =======
Projected benefit obligations for services rendered to date.  $ 91,116   88,083
                                                              ========  =======
Plan assets for benefits:
 Plan assets at fair value..................................  $111,373  109,874
 Prepaid pension cost included in other assets in
  consolidated balance sheets...............................   (15,900) (15,195)
                                                              --------  -------
  Net plan assets...........................................  $ 95,473   94,679
                                                              ========  =======
Plan assets in excess of projected benefit obligations......  $  4,357    6,596
                                                              ========  =======
Consisting of:
 Unrecognized net asset existing at the date of adoption....  $ 12,194   10,972
 Unrecognized net loss from past experience different from
  that assumed and effects of changes in assumptions........      (428)    (351)
 Prior service cost not yet recognized in net periodic
  pension cost..............................................    (7,409)  (4,025)
                                                              --------  -------
                                                              $  4,357    6,596
                                                              ========  =======
Economic assumptions:
 Weighted-average discount rate.............................     8.00%    8.25%
 Weighted-average expected long-term rate of return on plan
  assets....................................................     8.75%    9.00%
 Weighted-average rate of compensation increase.............     6.00%    6.00%

  The unrecognized net asset existing at the date of adoption of Statement of Financial Accounting Standards No. 87 is being amortized over the remaining service lives of the participants.

  (b) Other Postretirement Benefits

  In addition to providing pension benefits, Gold Kist provides health and life insurance benefits for retired employees. Effective June 30, 1991, Gold Kist adopted Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS 106, the cost of postretirement benefits other than pensions must be recognized on an accrual basis as employees perform services to earn the benefits. Gold Kist previously expensed the cost of these benefits, which are principally health care, as claims were incurred. Gold Kist elected to recognize this change in accounting principle on the immediate recognition basis. The cumulative effects as of June 30, 1991 of adopting SFAS No. 106 were an increase in accrued postretirement benefit costs of $29.7 million and an increase in the 1992 net loss of $19.0 million. The effects of adopting SFAS No. 106 during 1992 increased the loss before cumulative effect of change in accounting principle by $1.5 million.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Gold Kist provides health care and death benefits to substantially all retired employees, covered dependents and their beneficiaries. Generally, employees who have attained age 55 and who have 10 years of service are eligible for these benefits. In addition, employees with less than 10 years of service who retired before July 1, 1992 are eligible for these benefits. The health care and death benefit plans are contributory and coverages increase with increased years of service.

  Postretirement health and death benefit expense for 1992, 1993 and 1994 included the following components:

                                                               1992  1993  1994
                                                              ------ ----- -----
Service cost--benefits earned during the year................ $1,100 1,293 1,728
Interest cost................................................  2,600 2,305 2,530
                                                              ------ ----- -----
                                                              $3,700 3,598 4,258
                                                              ====== ===== =====

  Gold Kist's postretirement benefit plans are not funded. The status of the plans at June 26, 1993 and June 25, 1994 was as follows:

                                                                 1993    1994
                                                                ------- ------
Actuarial present value of accumulated postretirement benefit obligation:
 Retirees...................................................... $11,008 12,896
 Fully eligible active plan participants.......................   6,186  6,956
 Other active plan participants................................  14,737 13,029
                                                                ------- ------
                                                                 31,931 32,881
 Unrecognized net gain from experience differences.............   1,802  3,207
                                                                ------- ------
                                                                $33,733 36,088
                                                                ======= ======

  The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 26, 1993 was 13%, declining ratably to 5.5% by the year 2002 and remaining at that level thereafter. The health care cost trend rate used to determine the accumulated postretirement benefit obligation at June 25, 1994 was 11%, declining ratably to 5.5% by the year 2003 and remaining at that level thereafter. The discount rates used to determine the accumulated postretirement benefit obligation were 8.00% and 8.25% at June 26, 1993 and June 25, 1994, respectively. A 1% increase in the health care cost trend rate for each year would increase the accumulated postretirement benefit obligation for health care benefits at June 25, 1994 by approximately 14% and net postretirement health care cost by 16%.

  (c) Incentive Compensation

  Gold Kist has a bonus plan which provides incentive compensation to approximately 420 management level employees. Bonuses are based on a percentage of defined segment margins before income taxes and bonuses. An individual's bonus is determined based upon degree of responsibility and performance. The amounts charged to expense were $1.1 million, $5.4 million and $6.5 million in 1992, 1993 and 1994, respectively.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

(8) CONTINGENT LIABILITIES AND COMMITMENTS

  In January 1993, three Alabama member patrons of Gold Kist filed lawsuits in the nature of derivative actions against Gold Kist and Golden Poultry Company, Inc., a majority-owned subsidiary of Gold Kist, and certain directors, officers and employees of the companies. The lawsuits allege that the named officers, directors and employees violated their fiduciary duties by creating Golden Poultry Company, Inc. and Carolina Golden Products Company (Golden Poultry), by permitting their continued operations and by selling shares of Golden Poultry's common stock to certain officers, directors and employees. Among the remedies requested are the transfer of Golden Poultry's operations to Gold Kist, as well as unspecified actual and punitive damages. In March 1994, the court certified the litigation as a class action. In July 1994, the court dismissed the employees as defendants in the applicable lawsuit. Gold Kist intends to defend the litigation vigorously.

  Gold Kist is a defendant in various legal and administrative proceedings seeking alleged actual and punitive damages and specific performance to correct certain alleged problems. Gold Kist management is of the opinion that the ultimate resolution of these matters will not have a material adverse impact on Gold Kist's financial position.

  Gold Kist received proceeds of $20.0 million and $5.0 million during 1993 and 1994, respectively, for collateralized loans sold with recourse to an insurance company, of which $21.5 million was outstanding at June 25, 1994. No gain or loss was recognized on the sale of these loans. A $207 thousand allowance has been recognized in the accompanying consolidated financial statements for potential losses that may occur. As of June 25, 1994, there have been no credit losses related to the loans guaranteed under this agreement.

  Gold Kist is a guarantor of amounts outstanding under a $55.0 million secured loan agreement between a commercial bank and Young Pecan Company, a pecan processing and marketing partnership in which Gold Kist holds a 25% equity interest and 35% earnings (loss) allocation. At June 25, 1994, the amounts outstanding under this facility were $24.1 million.

(9) INVESTMENTS

  (a) Marketable Equity Security

  At June 26, 1993 and June 25, 1994, investments include a noncurrent marketable equity security with a cost of $21.5 million. The market value of the equity security was $40.6 million and $42.0 million at June 26, 1993 and June 25, 1994, respectively. Gains realized on sales and dividends totaled $1.6 million, $169 thousand and $170 thousand and are included in miscellaneous, net for the years ended June 27, 1992, June 26, 1993 and June 25, 1994, respectively.

  (b) Golden Peanut Company

  Gold Kist has a 33 1/3% interest in Golden Peanut Company, a Georgia general partnership. Gold Kist's investment in the partnership amounted to $23.0 million and $20.1 million at June 26, 1993 and June 25, 1994, respectively. The partnership has a $450.0 million commercial paper facility of which $215.0 million was outstanding at June 30, 1994.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  Summarized financial information of Golden Peanut Company is shown below:

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                  1993    1994
                                                                -------- -------
       Current assets.......................................... $280,921 258,195
       Property, plant and equipment, net......................   32,590  33,465
                                                                -------- -------
         Total assets.......................................... $313,511 291,660
                                                                ======== =======
       Current liabilities..................................... $244,455 226,871
       Accrued postretirement benefit costs....................      --    4,477
       Partners' equity........................................   69,056  60,312
                                                                -------- -------
         Total liabilities and partners' equity................ $313,511 291,660
                                                                ======== =======

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         1992    1993    1994
                                                       -------- ------- -------
       Net sales and other operating income........... $461,088 486,868 456,937
       Costs and expenses.............................  429,738 472,812 460,291
                                                       -------- ------- -------
         Net income (loss)............................ $ 31,350  14,056  (3,354)
                                                       ======== ======= =======

  Golden Peanut Company's 1994 net loss includes a $3.9 million charge resulting from the adoption of SFAS 106. Gold Kist has included its proportionate share of Golden Peanut Company's adoption of SFAS 106 in equity in earnings (loss) of partnership in the accompanying 1994 consolidated statement of operations since the amount is not significant.

  In 1992, 1993 and 1994, Gold Kist received $2.1 million in rental income from Golden Peanut Company under an operating lease agreement for peanut shelling and procurement facilities. In addition, Gold Kist received procurement commissions and royalties of $1.6 million, $2.2 million and $2.0 million in 1992, 1993 and 1994, respectively.

(10) MAJOR BUSINESS SEGMENTS

  Gold Kist is an agricultural cooperative, with operations located primarily in the southeastern United States, engaged in marketing products and purchasing supplies and equipment for its patrons. Gold Kist also operates non-cooperative businesses engaged in broiler operations, farm and home retailing, and crop and equipment financing. Gold Kist's operations are classified into industry segments as follows:

  The Poultry segment includes cooperative integrated broiler production, processing and marketing operations, as well as subsidiary broiler operations. This segment has decentralized broiler, pork production and cornish game hen facilities.

  The Agri-Services segment purchases or manufactures feed, seed, fertilizers, agricultural chemicals, animal health products, and other farm supply and equipment items for sale. These products are primarily sold through Gold Kist owned retail outlets and independent dealers.

                                 GOLD KIST INC.

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The following table presents certain financial information as to industry segments:

                                               AGRI-   INTERSEGMENT
                                   POULTRY    SERVICES ELIMINATIONS  CONSOLIDATED
                                  ----------  -------- ------------  ------------
YEAR ENDED JUNE 27, 1992
- ------------------------
Net sales volume................  $  963,064  337,842        --       1,300,906
                                  ==========  =======    =======      =========
Net margins (losses) from opera-
 tions..........................  $   (8,058)     253        --          (7,805)
                                  ==========  =======    =======
General corporate expenses......                                         (5,931)
Other income, net...............                                          9,695
                                                                      ---------
Loss before income taxes,
 minority interest and
 cumulative effect of accounting
 change.........................                                      $  (4,041)
                                                                      =========
Depreciation and amortization
 expense........................  $   28,689    5,054        775(c)      34,518
                                  ==========  =======    =======      =========
Capital expenditures............  $   39,980    5,304        664(c)      45,948
                                  ==========  =======    =======      =========
Identifiable assets at June 27,
 1992...........................  $  353,034  208,663    115,001(c)     676,698
                                  ==========  =======    =======      =========
YEAR ENDED JUNE 26, 1993
- ------------------------
Net sales volume................  $1,077,928  322,638        --       1,400,566
                                  ==========  =======    =======      =========
Net margins from operations.....  $   43,269    1,876        --          45,145
                                  ==========  =======    =======
General corporate expenses......                                         (5,607)
Other income, net...............                                          4,154
                                                                      ---------
Margins before income taxes and
 minority interest..............                                      $  43,692
                                                                      =========
Depreciation and amortization
 expense........................  $   30,566    4,911        838(c)      36,315
                                  ==========  =======    =======      =========
Capital expenditures............  $   17,475    5,530        275(c)      23,280
                                  ==========  =======    =======      =========
Identifiable assets at June 26,
 1993...........................  $  352,562  202,219    110,321(c)     665,102
                                  ==========  =======    =======      =========
YEAR ENDED JUNE 25, 1994
- ------------------------
Net sales volume................  $1,183,729  377,305        --       1,561,034
                                  ==========  =======    =======      =========
Net margins from operations.....  $   52,177    8,471        --          60,648
                                  ==========  =======    =======
General corporate expenses......                                         (6,270)
Other deductions, net...........                                         (4,304)
                                                                      ---------
Margins before income taxes,
 minority interest and
 cumulative effect of accounting
 change.........................                                      $  50,074
                                                                      =========
Depreciation and amortization
 expense........................  $   31,234    5,134        883(c)      37,251
                                  ==========  =======    =======      =========
Capital expenditures............  $   32,655    3,772        805(c)      37,232
                                  ==========  =======    =======      =========
Identifiable assets at June 25,
 1994...........................  $  375,389  218,111    122,932(c)     716,432
                                  ==========  =======    =======      =========

- --------
(a) Net sales volume includes export sales amounting to $29,779, $27,511 and $37,731 in 1992, 1993 and 1994, respectively, which have no significant geographical concentration.
(b) Intersegment sales are generally priced at competitive market prices.
(c) Amounts relate to unallocated corporate assets.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CON-TAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESEN-TATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICI-TATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS; NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES COVERED BY THIS PROSPECTUS BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROSPECTUS.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Gold Kist Inc.............................................................    5
Investment Considerations.................................................    5
Use of Proceeds...........................................................    6
Selected Consolidated Financial Data......................................    7
Management's Discussion and Analysis of Consolidated Results of Operations
 and Financial Condition..................................................    8
Business..................................................................   12
Description of Subordinated Capital Certificates of Interest..............   15
Description of Subordinated Loan Certificates and Subordinated Large De-
 nomination Loan Certificates.............................................   21
Experts...................................................................   25
Qualified Independent Underwriter.........................................   25
Legal Opinion.............................................................   25
Independent Auditors' Reports.............................................  F-1
Consolidated Financial Statements.........................................  F-3

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                                     (LOGO)


                                 GOLD KIST INC.

     FIFTEEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

       TEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES D)

      SEVEN YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

       FIVE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES C)

      THREE YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

       TWO YEAR SUBORDINATED CAPITAL CERTIFICATES OF INTEREST (SERIES A)

               ONE YEAR SUBORDINATED LOAN CERTIFICATES (SERIES C)

     ONE YEAR SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

     SIX MONTH SUBORDINATED LARGE DENOMINATION LOAN CERTIFICATES (SERIES A)

                               ----------------
                                   PROSPECTUS
                               ----------------

                                       , 1994

                               ----------------

                               AGVESTMENTS, INC.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Registration Fees.............................................. $ 19,190
      Legal Fees and Expenses........................................ $ 15,000*
      Accountants' Fees and Expenses................................. $ 15,000*
      Consulting Fee................................................. $ 40,000
      Blue Sky Fees and Expenses..................................... $  3,000*
      Printing Expenses.............................................. $ 15,000*
      Miscellaneous.................................................. $  3,000*
                                                                      --------
          Total...................................................... $110,190*

- --------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article XX of the By-Laws of Gold Kist provides:

                                "INDEMNIFICATION

  Each person who is or was a Director or Officer of Gold Kist and each person who at Gold Kist's request is serving or has served as an officer or director of another corporation, partnership, joint venture, trust, or other enterprise (hereinafter referred to individually as the "Indemnitee") shall be indemnified by Gold Kist to the full extent described in Sections 14-2-156(a) through (e) of the Georgia Business Corporation Code, as amended from time to time, against expenses (including attorneys' fees), judgments, fines, amounts paid in settlement, and other liabilities actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit, or proceeding (whether based on facts and circumstances now existing or hereafter arising) in which the Indemnitee may be involved by reason of his being or having been a Director or Officer of Gold Kist or of such other enterprise. Such indemnification shall be made in accordance with the laws of the State of Georgia and subject to the conditions prescribed therein, including without limitation, any condition that the Indemnitee have met applicable standards of conduct. In addition to the indemnification described above Gold Kist, at the discretion of its disinterested Directors, may indemnify the Indemnitee against amounts paid in settlement of any threatened or pending action, suit or proceeding by or in the right of Gold Kist to secure a judgment in its favor, subject to the same conditions set forth in Sections 14-2-156(b) and (d) of the Georgia Business Corporation Code, as amended from time to time, with respect to expenses incurred by him in connection with such an action, suit or proceeding, and subject to any limitations set forth in Section 14-2-156(f) of the Georgia Business Corporation Code, as amended from time to time. In keeping with and not in limitation of the foregoing, the attorneys of Gold Kist who are officers of the company shall be indemnified by Gold Kist against any expenses and other liabilities incurred by them in connection with their rendering of legal opinions or providing other services as counsel to Gold Kist or its subsidiaries or affiliated companies. Gold Kist may purchase and maintain insurance on behalf of any Indemnitee against any liability asserted against him whether or not Gold Kist would have the power to indemnify the Indemnitee against such liability under the laws of the State of Georgia. If any expenses or other amounts are paid by way of indemnification, other than by court order, by membership action or by insurance carrier, Gold Kist shall provide notice of such payment to the members in accordance with the provisions of the laws of the State of Georgia."

  The Georgia Business Corporation Code, applicable to Gold Kist, provides:

14-2-850. PART DEFINITIONS.

  As used in this part, the term:

    (1) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

    (2) "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the corporation's request if his duties to the corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. Director includes, unless the context requires otherwise, the estate or personal representative of a director.

    (3) "Expenses" include attorneys' fees.

    (4) "Liability" means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

    (5) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

    (6) "Proceeding" means any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

14-2-851. AUTHORITY TO INDEMNIFY.

  (a) Except as provided in subsections (d) and (e) of this Code section, a corporation may indemnify or obligate itself to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

  (b) A director's conduct with respect to an employee benefit plan for a purpose he believed in good faith to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of subsection (a) of this Code section.

  (c) The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct set forth in subsection (a) of this Code section.

  (d) A corporation may not indemnify a director under this Code section:

    (1) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

    (2) In connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

  (e) Indemnification permitted under this Code section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

14-2-852. MANDATORY INDEMNIFICATION.

  Unless limited by its articles of incorporation, to the extent that a director has been successful, on the merits or otherwise, in the defense of any proceeding to which he was a party, or in defense of any claim, issue, or matter therein, because he is or was a director of the corporation, the corporation shall indemnify the director against reasonable expenses incurred by him in connection therewith.

14-2-853. ADVANCE FOR EXPENSES.

  (a) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if:

    (1) The director furnishes the corporation a written affirmation of his good faith belief that he has met the standard of conduct set forth in subsection (a) of Code Section 14-2-851; and

    (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this part.

  (b) The undertaking required by paragraph (2) of subsection (a) of this Code section must be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make repayment.

14-2-854. COURT-ORDERED INDEMNIFICATION AND ADVANCES FOR EXPENSES.

  Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is a party to a proceeding may apply for indemnification or advances for expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court after giving any notice the court considers necessary may order indemnification or advances for expenses if it determines:

    (1) The director is entitled to mandatory indemnification under Code
  Section 14-2-852, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court ordered indemnification;

    (2) The director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he met the standard of conduct set forth in subsection (a) of Code Section 14-2-851 or was adjudged liable as described in subsection (d) of Code Section 14-2-851, but if he was adjudged so liable his indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders pursuant to Code Section 14-2-856 provides otherwise; or

    (3) In the case of advances for expenses, the director is entitled, pursuant to the articles of incorporation, bylaws, or any applicable resolution or agreement, to payment or reimbursement of his reasonable expenses incurred as a party to a proceeding in advance of final disposition of the proceeding.

14-2-855. DETERMINATION AND AUTHORIZATION OF INDEMNIFICATION.

  (a) A corporation may not indemnify a director under Code Section 14-2-851 unless authorized thereunder and a determination has been made in the specific case that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in subsection (a) of Code
Section 14-2-851.

  (b) The determination shall be made:

    (1) By the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding;

    (2) If a quorum cannot be obtained under paragraph (1) of this subsection, by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding;

    (3) By special legal counsel:

      (A) Selected by the board of directors or its committee in the manner prescribed in paragraph (1) or (2) of this subsection; or

      (B) If a quorum of the board of directors cannot be obtained under paragraph (1) of this subsection and a committee cannot be designated under paragraph (2) of this subsection, selected by majority vote of the full board of directors (in which selection directors who are parties may participate); or

    (4) By the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

  (c) Authorization of indemnification or an obligation to indemnify and evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination is made by special legal counsel, authorization of indemnification and evaluation as to reasonableness of expenses shall be made by those entitled under paragraph (3) of subsection (b) of this Code section to select counsel.

14-2-856. SHAREHOLDER APPROVED INDEMNIFICATION.

  (a) If authorized by the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders by a majority of the votes entitled to be cast, a corporation may indemnify or obligate itself to indemnify a director made a party to a proceeding including a proceeding brought by or in the right of the corporation, without regard to the limitations in other Code sections of this part;

  (b) The corporation shall not indemnify a director under this Code section for any liability incurred in a proceeding in which the director is adjudged liable to the corporation or is subjected to injunctive relief in favor of the corporation:

    (1) For any appropriation, in violation of his duties, of any business opportunity of the corporation;

    (2) For acts or omissions which involve intentional misconduct or a knowing violation of law;

    (3) For the types of liability set forth in Code Section 14-2-832; or

    (4) For any transaction from which he received an improper personal benefit.

  (c) Where approved or authorized in the manner described in subsection (a) of this Code section, a corporation may advance or reimburse expenses incurred in advance of final disposition of the proceeding only if:

    (1) The director furnishes the corporation a written affirmation of his good faith belief that his conduct does not constitute behavior of the kind described in subsection (b) of this Code section; and

    (2) The director furnishes the corporation a written undertaking, executed personally or on his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification under this Code section.

14-2-857. INDEMNIFICATION OF OFFICERS, EMPLOYEES, AND AGENTS.

  Unless a corporation's articles of incorporation provide otherwise:

    (1) An officer of the corporation who is not a director is entitled to mandatory indemnification under Code Section 14-2-852 and is entitled to apply for court ordered indemnification under Code Section 14-2-854, in each case to the same extent as a director; and

    (2) A corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

14-2-858. INSURANCE

  A corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify him against the same liability under Code Section 14-2-851 or Code Section 14-2-852.

14-2-859. APPLICATION OF PART.

  (a) A provision treating a corporation's indemnification of or advance for expenses to directors that is contained in its articles of incorporation, bylaws, a resolution of its shareholders or board of directors, or in a contract or otherwise, is valid only if and to the extent the provision is consistent with this part. If articles of incorporation limit indemnification or advances for expenses, indemnification and advance for expenses are valid only to the extent consistent with the articles.

  (b) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with his appearance as a witness in a proceeding at a time when he has not been made a named defendant or respondent to the proceeding."

  The benefits of the indemnity for directors provided by Article XX of Gold Kist's by-laws are contractually assured by agreements between Gold Kist and the directors. There is currently in effect an insurance policy which provides for reimbursement of Gold Kist for amounts paid in indemnification. The overall policy limit is $30,000,000.

ITEM 16. EXHIBITS.

  See Index of Exhibits on Page II-6.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBITS--INDEX OF EXHIBITS

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   1         Underwriting Agreement     Registration filed on     Exhibit 1
              with Agvestments, Inc.,    Form S-2 (Registration
              dated October 12, 1992     No. 33-52268)
   1(a)      Designation of classes
              of Securities of Gold
              Kist Inc. to be offered
              and sold pursuant to
              underwriting agreement
              with Agvestments, Inc.,
              as amended
   2         Agreement and Plan of      Registration filed on     Exhibit 2
              Merger, dated June 20,     Form S-2 (Registration
              1986, and effective        No. 33-9007)
              June 30, 1986, between
              Carolina Golden
              Products, Inc., and
              Golden Poultry Company,
              Inc.
   4(a)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of December 1, 1977,    Form S-1 (Registration
              governing the terms of     No. 2-59958)
              the 9% Fifteen Year
              Subordinated Capital
              Certificates of
              Interest, including
              therein a table of
              contents and cross-
              reference sheet
   4(a)(2)   Form of First              Registration filed on     Exhibit 4(a)(2)
              Supplemental Indenture,    Form S-1 (Registration
              dated as of September      No. 2-69267)
              1, 1979, amending the
              terms of the Form of
              Indenture, dated as of
              December 1, 1977,
              governing the terms of
              the 9% Fifteen Year
              Subordinated Capital
              Certificates of
              Interest

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(a)(3)   Form of Indenture, dated   Registration filed on     Exhibit 4(a)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Fifteen       65587)
              Year Subordinated
              Capital Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(a)(4)   Form of First              Registration filed on     Exhibit 4(a)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series C)
   4(a)(5)   Form of Second             Registration filed on     Exhibit 4(a)(5)
              Supplemental Indenture,    Form S-2 (Registration
              dated as of September      No. 2-75938)
              1, 1982, governing the
              terms of the Fifteen
              Year Subordinated
              Capital Certificates of
              Interest (Series D)
   4(b)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of December 1, 1977,    Form S-1
              governing the terms of     (Registration No. 2-
              the 8 1/2% Ten Year        59958)
              Subordinated Capital
              Certificates of
              Interest, including
              therein a table of
              contents and cross-
              reference sheet
   4(b)(2)   Form of First              Registration filed on     Exhibit 4(b)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1979, amending the      69267)
              terms of the Form of
              Indenture dated as of
              December 1, 1977
              governing the terms of
              the 8 1/2% Ten Year
              Subordinated Capital
              Certificates of
              Interest
   4(b)(3)   Form of Indenture, dated   Registration filed on     Exhibit 4(b)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Ten Year      65587)
              Subordinated Capital
              Certificates of
              Interest (Series B),
              including therein a
              table of contents and
              cross-reference sheet
   4(b)(4)   Form of First              Registration filed on     Exhibit 4(b)(4)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980 governing the      69267)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(b)(5)   Form of Second             Registration filed on     Exhibit 4(b)(5)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Ten Year
              Subordinated Capital
              Certificates of
              Interest (Series D)

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                     FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION            DOCUMENT
 -----------  ----------------------         --------------         -----------
   4(c)      Form of Indenture, dated   Registration filed on     Exhibit 4(c)
              September 1, 1985,         Form S-2
              governing the terms of     (Registration No. 33-
              the Seven Year             428)
              Subordinated Capital
              Certificates of
              Interest (Series A)
              including therein a
              table of contents,
              cross-reference sheet
              and form of Seven Year
              Subordinated Capital
              Certificates of
              Interest
   4(d)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(c)(2)
              as of September 1,         Form S-1
              1979, governing the        (Registration No. 2-
              terms of the Five Year     65587)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(d)(2)   Form of First              Registration filed on     Exhibit 4(d)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Shares B)
   4(d)(3)   Form of Second             Registration filed on     Exhibit 4(d)(3)
              Supplemental Indenture,    Form S-2
              dated as of September      (Registration No. 2-
              1, 1982, governing the     79538)
              terms of the Five Year
              Subordinated Capital
              Certificates of
              Interest (Series C)
   4(e)      Form of Indenture, dated   Registration filed on     Exhibit 4(f)(2)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the Three Year    428)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents,
              cross-reference sheet,
              and form of Three Year
              Subordinated Capital
              Certificates of
              Interest
   4(f)      Form of Indenture, dated   Registration filed on     Exhibit 4(g)
              September 1, 1980,         Form S-1
              governing the terms of     (Registration No. 2-
              the Two Year               69267)
              Subordinated Capital
              Certificates of
              Interest (Series A),
              including therein a
              table of contents and
              cross-reference sheet
   4(g)(1)   Form of Indenture, dated   Registration filed on     Exhibit 4(h)(1)
              as of September 1,         Form S-2
              1985, governing the        (Registration No. 33-
              terms of the One Year      428)
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of One Year
              Subordinated Large
              Denomination Loan
              Certificates

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------          -----------
   4(g)(2)   Form of Indenture, dated   Registration filed on     Exhibit 4(d)(2)
              September 1, 1979,         Form S-1
              governing the terms of     (Registration No. 2-
              the One Year               66587)
              Subordinated Loan
              Certificates (Series
              B), including therein a
              table of contents and
              cross-reference sheet
   4(g)(3)   Form of First              Registration filed on     Exhibit 4(f)(2)
              Supplemental Indenture,    Form S-1
              dated as of September      (Registration No. 2-
              1, 1980, governing the     69267)
              terms of the One Year
              Subordinated Loan
              Certificates (Series C)
   4(h)      Form of Indenture dated    Registration filed on     Exhibit 4(i)
              as of September 1,         Form S-2 (Registration
              1985, governing the        No. 33-428)
              terms of the Six Month
              Subordinated Large
              Denomination Loan
              Certificates (Series
              A), including therein a
              table of contents,
              cross-reference sheet,
              and form of Six Month
              Subordinated Large
              Denomination Loan
              Certificates
   4(i)(1)   Specimen of Cumulative     Registration filed on     Exhibit 4(f)
              Preferred Capital          Form S-1 (Registration
              Certificates of            No. 2-59958)
              Interest used for three
              year (6.5%-8%), six
              year (6.75%-8.5%), ten
              year (7%-9%) and
              fifteen year (9%),
              fixed-maturity
              certificates
   4(i)(2)   Specimen of Subordinated   Annual Report on Form     Exhibit B-4(h)(2)
              Capital Certificates of    10-K for the Fiscal Year
              Interest used for          Ended June 30, 1982
              Fifteen Year (Series B
              and C), Ten Year
              (Series B and C), Five
              Year (Series A and B)
              and Two Year (Series A)
   4(i)(3)   Specimen of Subordinated   Annual Report on Form     Exhibit B-4(h)(3)
              Loan Certificates          10-K for the Fiscal Year
              (Series B and C)           Ended June 30, 1982
   4(j)      Specimen of 5%             Registration filed on     Exhibit 4(g)
              Cumulative Preferred       Form S-1 (Registration
              Capital Certificates of    No. 2-59958)
              Interest with no fixed
              maturities
   4(k)      Agreement to furnish       Registration filed on     Exhibit 4(h)
              copies of constituent      Form S-1 (Registration
              instruments defining       No. 2-59958)
              the rights of the
              holders of certain
              industrial revenue
              bonds
   4(l)(1)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(n)
              Prudential Insurance       10-Q for the Fiscal
              Company of America,        Quarter Ended December
              dated as of December       31, 1986
              15, 1986
   4(l)(2)   Amendment dated June 30,   Registration filed on     Exhibit 4(l)(2)
              1987 to Note Agreement     Form S-2 (Registration
              with the Prudential        No. 33-24623)
              Insurance Company of
              America

                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------          -----------
   4(l)(3)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(1)
              Prudential Insurance       10-Q for the Fiscal
              Company of America         Quarter ended December
              dated as of November 4,    31, 1988
              1988
   4(l)(4)   Note Agreement with the    Quarterly Report on Form  Exhibit B-4(q)(2)
              Pruco Life Insurance       10-Q for the Fiscal
              Company dated as of        Quarter ended December
              November 4, 1988           31, 1988
   4(l)(5)   Amendment dated as of      Registration filed on     Exhibit 4(l)(5)
              January 9, 1991, to        Form S-2 (Registration
              Note Agreements' with      No. 33-42900)
              the Prudential
              Insurance Company of
              America and with Pruco
              Life Insurance Company
   4(l)(6)   Note Agreement with the    Registration filed on     Exhibit 4(l)(6)
              Prudential Insurance       Form S-2 (Registration
              Company of America         No. 33-42900)
              dated as of June 3,
              1991
   4(l)(7)   Amendment dated as of      Registration filed on     Exhibit 4(l)(7)
              June 26, 1992, to Note     Form S-2 (Registration
              Agreements with            No. 33-52268)
              Prudential Insurance
              Company of America
   4(l)(8)   Amendment dated as of      Registration filed on     Exhibit 4(l)(8)
              July 14, 1993, to Note     Form S-2 (Registration
              Agreements in the          No. 33-69204)
              Prudential Insurance
              Company of America and
              Pruco Life Insurance
              Company
   4(m)(1)   Revolving Credit and       Report on Form 8,         Exhibit B-4(p)
              Term Loan Agreement        Amendment to Quarterly
              dated as of December       Report on Form 10-Q for
              30, 1986, with Trust       the Fiscal Quarter ended
              Company Bank,              December 31, 1986
              individually, and as
              agent for Bank of
              America National Trust
              and Savings
              Association, the
              Citizens and Southern
              National Bank, Columbia
              Bank for Cooperatives,
              and the First National
              Bank of Atlanta
   4(m)(2)   Amendment dated July 15,   Registration filed on     Exhibit 4(n)(2)
              1987, to Revolving         Form S-2 (Registration
              Credit and Term Loan       No. 33-24623)
              Agreement with Trust
              Company Bank,
              individually, and as
              agent for Bank of
              America National Trust
              and Savings
              Association, the
              Citizens and Southern
              National Bank, Columbia
              Bank for Cooperatives,
              and the First National
              Bank of Atlanta

                                             DOCUMENT WITH         DESIGNATION
 DESIGNATION                                 WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                 WAS PREVIOUSLY         EXHIBIT IN
   IN THIS                                    FILED WITH              THAT
   REPORT     DESCRIPTION OF EXHIBIT          COMMISSION            DOCUMENT
 -----------  ----------------------        --------------         -----------
   4(m)(3)   Amendment dated as of     Registration filed on     Exhibit 4(n)(3)
              December 30, 1987, to     Form S-2 (Registration
              Revolving Credit and      No. 33-24623)
              Term Loan Agreement
              with Trust Company
              Bank, individually,
              and as agent for Bank
              of America National
              Trust and Savings
              Association, the
              Citizens and Southern
              National Bank,
              Columbia Bank for
              Cooperatives, and the
              First National Bank of
              Atlanta
   4(m)(4)   Interest Rate Agreement   Registration filed on     Exhibit 4(n)(4)
              (for Revolving Credit     Form S-2 (Registration
              and Term Loan             No. 33-24623)
              Agreement) dated as of
              December 30, 1987,
              with Trust Company
              Bank, individually
              and/or agent for Bank
              of America National
              Trust and Savings
              Association, the
              Citizens and Southern
              National Bank,
              Columbia Bank for
              Cooperatives, and the
              First National Bank of
              Atlanta
   4(m)(5)   Amendment dated as of     Registration filed on     Exhibit 4(m)(5)
              March 6, 1989, to         Form S-2 (Registration
              Revolving Credit and      No. 33-31164)
              Term Loan Agreement
              with Trust Company
              Bank, individually,
              and as agent for Bank
              of America National
              Trust and Savings
              Association, the
              Citizens and Southern
              National Bank,
              Columbia Bank for
              Cooperatives, and the
              First National Bank of
              Atlanta
   4(m)(6)   Agreement regarding       Registration filed on     Exhibit 4(m)(6)
              interest and charges      Form S-2 (Registration
              (for Revolving Credit     No. 33-11364)
              and Term Loan
              Agreement) dated as of
              March 6, 1989, with
              Trust Company Bank,
              individually, and as
              agent for Bank of
              America National Trust
              and Savings
              Association, the
              Citizens and Southern
              National Bank,
              Columbia Bank for
              Cooperatives and the
              First National Bank of
              Atlanta
   4(m)(7)   Amendment dated as of     Registration filed on     Exhibit 4(m)(7)
              July 24, 1989, to         Form S-2 (Registration
              Revolving Credit and      No. 33-31164)
              Term Loan Agreement
              with Trust Company
              Bank, individually,
              and as agent for Bank
              of America National
              Trust and Savings
              Association, the
              Citizens and Southern
              National Bank,
              Columbia Bank for
              Cooperatives, and the
              First National Bank of
              Atlanta

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------         -----------
  4(m)(8)    Amendment dated as of      Registration filed on     Exhibit 4(m)(8)
              December 30, 1990, to      Form S-1 (Registration
              Revolving Credit and       No. 33-42900)
              Term Loan Agreement
              with Trust Company
              Bank, individually, and
              as agent for Bank of
              America National Trust
              and Savings
              Association, the
              Citizens and Southern
              National Bank, Columbia
              Bank for Cooperatives,
              and the First National
              Bank of Atlanta
  4(m)(9)    Amendment dated as of      Registration filed on     Exhibit 4(m)(9)
              June 26, 1992, to          Form S-2 (Registration
              Revolving Credit and       No. 33-52268)
              Term Loan Agreement
              with Trust Company
              Bank, individually, and
              as agent for Bank of
              America National Trusts
              and Savings
              Association, the
              Citizens and Southern
              National Bank, Columbia
              Bank for Cooperatives,
              and the First National
              Bank of Atlanta
  4(n)(1)    Line of Credit Agreement   Registration filed on     Exhibit 4(n)
              with CoBank, dated as      Form S-2 (Registration
              of February 22, 1991       No. 33-42900)
  4(n)(2)    Amendment dated as of      Registration filed on     Exhibit 4(n)(2)
              March 1, 1992, to Line     Form S-2 (Registration
              of Credit Agreement        No. 33-52268)
              with CoBank
  4(n)(3)    Amendment dated as of      Registration filed on     Exhibit 4(n)(3)
              December 18, 1992 to       Form S-2 (Registration
              Line of Credit             No. 33-69204)
              Agreement with CoBank
  4(n)(4)    Amendment dated of
              December 13, 1993 to
              Line of Credit
              Agreement with CoBank
  4(o)       Guaranty dated December    Registration filed on     Exhibit 4(o)
              18, 1992 by Gold Kist      Form S-2 (Registration
              in favor of NationsBank    No. 33-69204)
              of Georgia, N.A.
  5          Opinion of Alston & Bird
  10(a)      Form of Deferred           Registration filed on     Exhibit 11(d)
              Compensation Agreement     Form S-1 (Registration
              between Gold Kist and      No. 2-59958)
              certain executive
              officers
  10(b)(1)   Gold Kist Management       Registration filed on     Exhibit 10(b)
              Bonus Program              Form S-1 (Registration
                                         No. 2-69267)
  10(b)(2)   Amended Gold Kist          Registration filed on     Exhibit 10(b)(2)
              Management Bonus           Form S-2 (Registration
              Program                    No. 2-79538)

                                              DOCUMENT WITH         DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT           OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY          EXHIBIT IN
   IN THIS                                     FILED WITH               THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION             DOCUMENT
 -----------  ----------------------         --------------         -----------
  10(b)(3)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(3)
              Supplemental Executive     Form S-2 (Registration
              Retirement Income Non-     No. 33-9007)
              Qualified Deferred
              Compensation Plan and
              Agreement between Gold
              Kist Inc. and certain
              executive officers and
              Resolution of Gold Kist
              Board of Directors
              authorizing the
              Supplemental Executive
              Retirement Plan
  10(b)(4)   Resolution of Gold Kist    Registration filed on     Exhibit 10(b)(4)
              Board of Directors         Form S-2 (Registration
              authorizing the Gold       No. 33-9007)
              Kist Special Award Plan
  10(b)(5)   Form of Gold Kist          Registration filed on     Exhibit 10(b)(5)
              Executive's Change in      Form S-2 (Registration
              Control Agreement          No. 33-31164)
              between Gold Kist and
              certain officers and
              resolutions of Gold
              Kist Board of Directors
              authorizing the
              Officers Contingency
              Plan
  10(b)(6)   Form of Directors Change   Registration filed on     Exhibit 10(b)(6)
              in Control Agreement       Form S-2 (Registration
              between Gold Kist and      No. 33-36938)
              Directors of Gold Kist
  10(b)(7)   Form of Directors          Registration filed on     Exhibit 10(b)(7)
              Emeritus Life Benefits     Form S-2 (Registration
              Agreement                  No. 33-36938)
  10(b)(8)   Form of Directors          Registration filed on     Exhibit 10(b)(8)
              Emeritus Agreement for     Form S-2 (Registration
              Medical Benefits           No. 33-36938)
  10(c)(1)   Form of Membership,        Registration filed on     Exhibit 13(b)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-59958)
              Gold Kist Inc.,
              Atlanta, Georgia
  10(c)(2)   Form of Membership,        Registration filed on     Exhibit 10(c)(2)
              Marketing, and/or          Form S-1 (Registration
              Purchasing Agreement of    No. 2-74205)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 17,
              1980
  10(c)(3)   Form of Membership,        Registration filed on     Exhibit 10(c)(3)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-428)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised November 1,
              1984
  10(c)(4)   Form of Membership,        Registration filed on     Exhibit 10(c)(4)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-24623)
              Gold Kist Inc.,
              Atlanta, Georgia, as
              revised October 29,
              1987
  10(c)(5)   Form of Membership,        Registration filed on     Exhibit 10(c)(5)
              Marketing and/or           Form S-2 (Registration
              Purchasing Agreement of    No. 33-42900)
              Gold Kist Inc.,
              Atlanta, Georgia,
              revised as of August
              21, 1991


                                              DOCUMENT WITH          DESIGNATION
 DESIGNATION                                  WHICH EXHIBIT            OF SUCH
 OF EXHIBIT                                  WAS PREVIOUSLY           EXHIBIT IN
   IN THIS                                     FILED WITH                THAT
   REPORT     DESCRIPTION OF EXHIBIT           COMMISSION              DOCUMENT
 -----------  ----------------------         --------------          -----------
  10(d)      CF Industries, Inc.        Registration filed on     Exhibit 13(j)
              Member Product Purchase    Form S-1 (Registration
              Agreement                  No. 2-59958)
  10(e)(1)   General Partnership        Registration filed on     Exhibit 10(h)(1)
              Agreement (GC              Form S-2 (Registration
              Properties) between        No. 33-428)
              Gold Kist Inc. and
              Cotton States Mutual
              Insurance Company,
              dated as of July 1,
              1984
  10(e)(2)   Lease from GC              Registration filed on     Exhibit 10(h)(2)
              Properties, dated          Form S-2 (Registration
              December 11, 1984, for     No. 33-428)
              home office building
              space
  10(f)(1)   General Partnership        Annual Report on Form 10- Exhibit B-10(f)(1)
              Agreement (Golden          K for the Fiscal Year
              Peanut Company) between    ended June 30, 1987
              Gold Kist and Archer-
              Daniels-Midland
              Company, dated as of
              December 17, 1986
  10(f)(2)   Restated and Amended       Registration filed on     Exhibit 10(f)(2)
              Partnership Agreement      Form S-2 (Registration
              (Golden Peanut Company)    No. 33-31164)
              between Gold Kist,
              Inc., Archer-Daniels-
              Midland Company and
              Alimenta Processing
              Corporation dated as of
              March 1, 1989
  10(f)(3)   Amendment to Amended and   Registration filed on     Exhibit 10(f)(3)
              Restated Partnership       Form S-2 (Registration
              Agreement (Golden          No. 33-42900)
              Peanut Company) between
              Gold Kist, Inc.,
              Archer-Daniels-Midland
              Company and Alimenta
              Processing Corporation
              dated as of June 30,
              1991
  10(f)(4)   Master Commercial          Annual Report on Form 10- Exhibit B-10(f)(2)
              Facilities Lease           K for the Fiscal Year
              Agreement between Gold     ended June 30, 1987
              Kist and Golden Peanut
              Company dated as of
              December 17, 1986
  10(g)      Agreement of Sale of       Annual Report on Form 10- Exhibit B-10(g)
              Valdosta, Georgia, Soy     K for the Fiscal Year
              Processing Plant,          ended June 30, 1987
              between Gold Kist and
              Archer-Daniels-Midland
              Company, dated July 2,
              1987
  10(h)      Grain Procurement          Annual Report on Form 10- Exhibit B-10(h)
              Agreement between Gold     K for the Fiscal Year
              Kist and Archer-           ended June 30, 1987
              Daniels-Midland
              Company, dated August
              31, 1987
  10(i)      General Partnership        Registration filed on     Exhibit 10(i)
              Agreement (Carolina        Form S-2 (Registration
              Golden Products            No. 33-42900)
              Company) between
              AgriGolden, Inc., and
              Golden Poultry Company,
              Inc., dated as of
              January 28, 1991
  12         Computation of Ratio of
              Net Margins to Fixed
              Charges


                                               DOCUMENT WITH       DESIGNATION
 DESIGNATION                                   WHICH EXHIBIT         OF SUCH
 OF EXHIBIT                                   WAS PREVIOUSLY       EXHIBIT IN
   IN THIS                                      FILED WITH            THAT
   REPORT      DESCRIPTION OF EXHIBIT           COMMISSION          DOCUMENT
 -----------   ----------------------         --------------       -----------
    23(a)    Consent of Alston & Bird    See Page II-17 of this
                                          Registration Statement
    23(b)    Consent of KPMG Peat        See Page II-17 of this
              Marwick LLP                 Registration Statement
    23(c)    Consent of Ernst & Young    See Page II-17 of this
              LLP                         Registration Statement
    23(d)    Consent of                  See Page II-18 of this
              Interstate/Johnson Lane     Registration Statement
              Corporation
    25       Statements of eligibility
              and qualification of
              Trustee on Form T-1 with
              respect to Fifteen Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Ten Year
              Subordinated Capital
              Certificates of Interest
              (Series D), Seven Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Five Year
              Subordinated Capital
              Certificates of Interest
              (Series C), Three Year
              Subordinated Capital
              Certificates of Interest
              (Series A), Two Year
              Subordinated Capital
              Certificates of Interest
              (Series A), One Year
              Subordinated Loan
              Certificates (Series C),
              One Year Subordinated
              Large Denomination Loan
              Certificates (Series A),
              and Six Month
              Subordinated
              Large Denomination Loan
              Certificates (Series A)
    27       Financial Data Schedule

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ATLANTA, STATE OF GEORGIA, ON THE 20TH DAY OF SEPTEMBER, 1994.

                                          Gold Kist Inc.


                                          By:       /s/ H. O. Chitwood
                                              ---------------------------------
                                                       H. O. CHITWOOD,
                                                   Chief Executive Officer
                                                (Principal Executive Officer)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE
              ---------                         -----                ----

         /s/ H. O. Chitwood             Chief Executive          September 20,
- -------------------------------------    Officer (Principal          1994
           H. O. CHITWOOD                Executive Officer)

        /s/ Peter J. Gibbons            Vice President-          September 20,
- -------------------------------------    Finance (Principal          1994
          PETER J. GIBBONS               Financial Officer)

         /s/ W. F. Pohl, Jr.            Controller               September 20,
- -------------------------------------    (Principal                  1994
           W. F. POHL, JR.               Accounting Officer)

        /s/ W. P. Smith, Jr.            Director                 September 13,
- -------------------------------------                                1994
          W. P. SMITH, JR.

           /s/ Dan Smalley              Director                 September 12,
- -------------------------------------                                1994
             DAN SMALLEY

       /s/ Charles C. Williams          Director                 September 12,
- -------------------------------------                                1994
         CHARLES C. WILLIAMS

       /s/ Phil Ogletree, Jr.           Director                 September 13,
- -------------------------------------                                1994
         PHIL OGLETREE, JR.

       /s/ Fred K. Norris, Jr.          Director                 September 12,
- -------------------------------------                                1994
         FRED K. NORRIS, JR.

       /s/ James E. Brady, Jr.          Director                 September 12,
- -------------------------------------                                1994
         JAMES E. BRADY, JR.

          /s/ A. Jack Nally             Director                 September 14,
- -------------------------------------                                1994
            A. JACK NALLY

      /s/ W. Kenneth Whitehead          Director                 September 14,
- -------------------------------------                                1994
        W. KENNETH WHITEHEAD

        /s/ H. Michael Davis            Director                 September 12,
- -------------------------------------                                1994
          H. MICHAEL DAVIS

                               CONSENT OF COUNSEL

  The consent of Alston & Bird to the use of their opinion as to the legality of the securities covered by this Registration Statement and to the reference to such firm under the caption "Legal Opinion" is contained in their opinion filed as Exhibit 5 to the Registration Statement.

                         INDEPENDENT AUDITORS' CONSENTS

The Board of Directors
Gold Kist Inc.:

  We consent to the use of our reports included herein or incorporated herein by reference and to the references to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the Prospectus. Our reports refer to changes in accounting for income taxes and postretirement benefits other than pensions.

                                          KPMG Peat Marwick LLP

Atlanta, Georgia
September 20, 1994

The Board of Directors
Gold Kist Inc.

  We consent to the reference to our firm under the captions "Selected Consolidated Financial Data" and "Experts" and to the use of our report dated August 12, 1994, with respect to the consolidated financial statements of Golden Peanut Company and Subsidiaries (not included separately herein).

                                          Ernst & Young LLP

Atlanta, Georgia
September 20, 1994

                  CONSENT OF QUALIFIED INDEPENDENT UNDERWRITER

  We consent to the reference to our firm under the caption "Qualified Independent Underwriter" in the Prospectus.

                                          Interstate/Johnson Lane Corporation

September 20, 1994

                                 EXHIBIT INDEX

 EXHIBIT                                                           PAGE
  NO.                                 DESCRIPTION                 NUMBER
 -------                              -----------                 ------
  1(a)    Designation of classes of Securities of Gold Kist Inc.
          to be offered and sold pursuant to underwriting
          agreement with Agvestments, Inc., as amended
  4(n)(4) Amendment dated as of December 13, 1993 to Line of
          Credit Agreement with CoBank
  5       Opinion of Alston & Bird
 12       Computation of Ratios of Net Margins to Fixed Charges
 25       Statements of eligibility and qualification of Trustee
          on Form T-1 with respect to Fifteen Year Subordinated
          Capital Certificates of Interest (Series D), Ten Year
          Subordinated Capital Certificates of Interest (Series
          D), Seven Year Subordinated Capital Certificates of
          Interest (Series A), Five Year Subordinated Capital
          Certificates of Interest (Series C), Three Year
          Subordinated Capital Certificates of Interest (Series
          A), Two Year Subordinated Capital Certificates of
          Interest (Series A), One Year Subordinated Loan
          Certificates (Series C), One Year Subordinated Large
          Denomination Loan Certificates (Series A), and Six
          Month Subordinated Large Denomination Loan
          Certificates (Series A)
 27       Financial Data Schedule